                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-89978
                                                   Registration No. 333-89978-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 17, 2002)

                                (VALERO LP LOGO)

                             1,075,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

--------------------------------------------------------------------------------

We are offering to sell up to 1,075,000 common units representing limited partner interests in Valero L.P. Our common units are listed on the New York Stock Exchange under the symbol "VLI." The last reported sale price of our common units on the New York Stock Exchange on August 5, 2003 was $41.15 per unit.

 Investing in the common units involves risk. "Risk Factors" begin on page S-11 of this prospectus supplement and on page 4 of the accompanying prospectus.

                                                              PER COMMON UNIT      TOTAL
                                                              ---------------   -----------
Public offering price.......................................      $41.15        $44,236,250
Underwriting discount.......................................      $ 1.85        $ 1,988,750
Proceeds to Valero L.P. (before expenses)...................      $39.30        $42,247,500

We have granted the underwriter a 30-day option to purchase up to 161,250 common units on the same terms and conditions as set forth above to cover over-allotments, if any.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers expects to deliver the common units on or about August 11, 2003.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

AUGUST 5, 2003

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common unit offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this common unit offering. If the description of the common unit offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in the prospectus supplement. The sections captioned "Where You Can Find More Information" and "Validity of the Securities" in the accompanying prospectus are superseded in their entirety by the similarly titled sections included in this prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the common units, and seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
Where You Can Find More Information...    ii
Summary...............................   S-1
Risk Factors..........................  S-11
Use of Proceeds.......................  S-14
Capitalization........................  S-15
Price Range of Common Units and
  Distributions.......................  S-16
Tax Considerations....................  S-17
Underwriting..........................  S-17
Notice to Canadian Residents..........  S-20
Validity of the Securities............  S-21
Experts...............................  S-21

                                        PAGE
                                        ----
                 PROSPECTUS
About Valero L.P. and Valero Logistics
  Operations..........................     1
About this Prospectus.................     1
Where You Can Find More Information...     1
Forward-Looking Statements............     3
Risk Factors..........................     4
Use of Proceeds.......................    16
Ratio of Earnings to Fixed Charges....    16
Description of Common Units...........    17
Cash Distributions....................    18
Description of Debt Securities........    25
Book Entry, Delivery and Form.........    35
Tax Considerations....................    37
Investment in Us by Employee Benefit
  Plans...............................    51
Plan of Distribution..................    52
Validity of the Securities............    53
Experts...............................    53
Change in Independent Public
  Accountants.........................    53

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the common units offered by this prospectus supplement. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus supplement.

     In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference room. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement. Information that we file later with the SEC will automatically update and may replace information in this prospectus supplement and information previously filed with the SEC.

     We incorporate by reference the documents listed below that we have previously filed with the SEC. They contain important information about us, our financial condition and results of operations.

     - Our Annual Report on Form 10-K for the year ended December 31, 2002.

     - Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003.

     - Our Current Reports on Form 8-K filed on March 14, 2003, March 17, 2003 and April 2, 2003.

     - The description of our common units contained in our registration statement on Form 8-A, filed on March 30, 2001.

     - Any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K) subsequent to the date of this prospectus supplement and until all of the securities offered by this prospectus supplement have been sold.

     You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document, by requesting them in writing or by telephone from us at the address below. You may also obtain these documents through our website at www.valerolp.com. Other information on our website is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

                               Investor Relations
                                  Valero L.P.
                                One Valero Place
                            San Antonio, Texas 78212
                           Telephone: (210) 370-2000

                                    SUMMARY

     The summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer. Please read "Risk Factors" beginning on page S-11 of this prospectus supplement and beginning on page 4 of the accompanying prospectus for more information about important risks that you should consider before buying our common units. In this prospectus supplement, unless the context otherwise indicates, the terms "Valero L.P." and "we," "us," "our" and similar terms mean Valero L.P., together with our operating subsidiary, Valero Logistics Operations, L.P.

                                  VALERO L.P.

     We are a publicly traded Delaware limited partnership that owns crude oil and refined products pipeline, terminalling and storage assets in Texas, Oklahoma, New Mexico, Colorado and California. Our assets support seven of Valero Energy Corporation's refineries, including the McKee, Three Rivers, Texas City, Corpus Christi East and Corpus Christi West refineries located in Texas, the Ardmore refinery located in Oklahoma and the Benicia refinery located in California.

     Our network includes:

     - approximately 783 miles of crude oil pipelines, including approximately 31 miles jointly owned with third parties, and five major associated crude oil storage facilities with a total storage capacity of approximately 3.3 million barrels;

     - approximately 3,314 miles of refined product pipelines, including approximately 1,996 miles jointly owned with third parties, and 18 refined product terminals (including two asphalt terminals and one idle terminal), one of which is jointly owned, with a total storage capacity of approximately 3.9 million barrels;

     - 58 crude oil and intermediate feedstock storage tanks located at Valero Energy's Corpus Christi West, Texas City and Benicia refineries, with a total storage capacity of 11.0 million barrels; and

     - a 25-mile crude hydrogen pipeline connected to Valero Energy's Texas City refinery.

     We generate revenues by charging tariffs for transporting crude oil and refined products through our pipelines and by charging a fee for use of our refined product terminals and the services provided by our crude oil storage tanks. We do not own any of the crude oil or refined products transported through our pipelines or stored in our terminals or storage tanks, and we do not engage in the trading of crude oil or refined products. As a result, we are not directly exposed to any risks associated with fluctuating commodity prices, although these risks indirectly influence our activities and results of operations.

BUSINESS STRATEGIES

     The primary objective of our business strategies is to increase our cash available for distribution to unitholders. We intend to achieve this primary objective by:

     - sustaining high levels of volumes in our pipelines, terminals and storage assets;

     - increasing volumes in our existing pipelines and shifting volumes to higher tariff pipelines;

     - increasing our pipeline, terminal and storage capacity through expansions and new construction;

     - pursuing selective strategic and accretive acquisitions that complement our existing asset base; and

     - continuing to improve our operating efficiency.

COMPETITIVE STRENGTHS

     We believe we are well positioned to successfully execute our business strategies due to the following competitive strengths:

     - Our pipelines provide the principal access to and from Valero Energy's McKee and Three Rivers refineries in Texas and its Ardmore refinery in Oklahoma, and provide a major outlet for refined products from Valero Energy's Corpus Christi East and West refineries.

     - Our refined product pipelines serve Valero Energy's marketing operations in South Texas as well as in the southwestern and Rocky Mountain regions of the United States. These operations are concentrated in fast-growing metropolitan areas in the states of Texas, Colorado, New Mexico, Arizona and other mid-continent states.

     - Our crude oil storage tanks provide most of the crude oil storage capacity at Valero Energy's Corpus Christi West, Texas City and Benicia refineries.

     - We believe our pipeline, terminalling and storage assets are modern, efficient and well maintained.

     - Our pipelines have available capacity that provides us the opportunity to increase volumes and cash available for distribution to unitholders from existing assets.

     - Our revolving credit facility, coupled with our ability to issue new partnership units, provides us with financial flexibility to pursue expansion and acquisition opportunities.

OUR RELATIONSHIP WITH VALERO ENERGY

     Our operations are strategically located within Valero Energy's refining and marketing supply chain in Texas, Oklahoma, California, Colorado, New Mexico, Arizona and other mid-continent states of the United States, but we do not own or operate any refining or marketing operations. Valero Energy is dependent upon us to provide transportation services that support the refining and marketing operations of its Corpus Christi East, Corpus Christi West, McKee, Three Rivers and Ardmore refineries. Valero Energy also depends on us for most of the crude oil storage services at its Corpus Christi West, Texas City and Benicia refineries. At the same time, we are dependent on the continued use of our pipelines, terminals and storage tanks by Valero Energy and the ability of Valero Energy's refineries to maintain their production of refined products. Valero Energy accounted for 99% of our revenues for the year ended December 31, 2002 and the three months ended March 31, 2003. Although we intend to pursue third party business as opportunities arise, we expect to continue to derive most of our revenues from Valero Energy for the foreseeable future. Valero Energy has advised us that it currently does not intend to close or dispose of the refineries currently served by our pipelines, terminals and storage assets or to cause any changes that would have a material adverse effect on these refineries' operations.

     Description of Valero Energy's Business. Valero Energy is one of the top three U.S. refining companies in terms of refining capacity. Valero Energy owns and operates 14 refineries, seven of which are served by our pipelines, terminals and storage assets. The current total capacity of each of those seven refineries to process crude oil and other feedstocks is as follows:

                                                          TOTAL CAPACITY
                                                          --------------
REFINERY                                                  (BARRELS/DAY)
--------
Texas City, Texas.......................................     243,000
Corpus Christi West, Texas..............................     225,000
Benicia, California.....................................     180,000
McKee, Texas............................................     170,000
Corpus Christi East, Texas..............................     115,000
Three Rivers, Texas.....................................      98,000
Ardmore, Oklahoma.......................................      85,000

     Valero Energy markets the refined products produced by these seven refineries primarily in Texas, Oklahoma, California, Colorado, New Mexico, Arizona and other mid-continent states through a network of company-operated and dealer-operated convenience stores, as well as through other wholesale and spot market sales and exchange agreements.

                              RECENT DEVELOPMENTS

CRUDE OIL STORAGE TANK AND SOUTH TEXAS PIPELINE SYSTEM CONTRIBUTIONS

     On March 18, 2003, Valero Energy contributed 58 crude oil and intermediate feedstock storage tanks and related assets with an aggregate storage capacity of approximately 11.0 million barrels to us for $200 million. The tank assets consist of all of the tank shells, foundations, tank valves, tank gauges, pressure equipment, temperature equipment, corrosion protection, leak detection, tank lighting and related equipment and appurtenances associated with the specified crude oil storage tanks and intermediate feedstock storage tanks located at Valero Energy's Corpus Christi West, Texas City and Benicia refineries.

     Valero Energy also contributed the South Texas pipeline system, comprised of the Houston pipeline system, the San Antonio pipeline system and the Valley pipeline system and related terminalling assets, to us for $150 million. The three pipeline systems that make up the South Texas pipeline system are intrastate common carrier refined product pipelines that connect Valero Energy's Corpus Christi East and Corpus Christi West refineries to the Houston and Rio Grande Valley, Texas markets and the Three Rivers refinery to the San Antonio market and to the Corpus Christi refineries.

VALERO L.P. COMMON UNIT OFFERING AND VALERO LOGISTICS SENIOR NOTES OFFERING

     On March 18, 2003, we issued and sold 5,750,000 common units in a public offering and on April 16, 2003, we issued and sold an additional 581,000 common units pursuant to the underwriters' over-allotment option, for aggregate net proceeds, before offering expenses, of $223 million. Our general partner made an aggregate $4.7 million capital contribution to us to maintain its 2% general partner interest. Also on March 18, 2003, Valero Logistics issued and sold $250 million of 6.05% Senior Notes due 2013 in a private placement to institutional investors.

REDEMPTION OF COMMON UNITS OWNED BY VALERO ENERGY AND AMENDMENT TO OUR PARTNERSHIP AGREEMENT

     Common Unit Redemption. Immediately following our common unit offering and the offering by Valero Logistics of its 6.05% senior notes, we redeemed from Valero Energy 3,809,750 common units for approximately $134.1 million, or $35.19 per unit, which is equal to the net proceeds per unit, before expenses, received by us in the public offering of our common units on March 18, 2003. Immediately following this redemption, we canceled the common units redeemed from Valero Energy and redeemed a corresponding portion of Valero Energy's general partner interest for $2.9 million so that it maintained its 2% general partner interest.

     Amendment to Partnership Agreement. Also on March 18, 2003, immediately upon the closing of the offerings, we amended our partnership agreement to reduce the percentage of the vote of holders of our outstanding common units and subordinated units necessary to remove our general partner from 66 2/3% to 58%. The amendment also excludes the common units and subordinated units held by affiliates of our general partner from the removal vote. Prior to this amendment, Valero Energy and its affiliates were allowed to vote their units and thus effectively block removal of the general partner. We further amended our partnership agreement to provide that the election of a successor general partner upon any such removal be approved by the holders of a majority of the common units, excluding the common units held by affiliates of our general partner.

DOS LAREDOS PROJECT

     On June 25, 2003, Valero Energy announced that it had entered into a five-year supply agreement with MGI Supply Limited, a subsidiary of Pemex-Gas y Petroquimica Basica, to supply 5,000 barrels per day of propane to Northern Mexico beginning in the first quarter of 2004. Valero Energy and Valero L.P. intend to enter into a five-year throughput agreement for the shipment of these 5,000 barrels per day in Valero L.P.'s pipelines to MGI Supply Limited. In addition to using its existing pipeline infrastructure to ship these volumes, Valero L.P. intends to:

     - acquire and activate 59 miles of currently idle pipeline from Odem, Texas to Three Rivers, Texas from Valero Energy;

     - construct approximately 25 miles of new pipeline, including a 10-mile segment to connect the Odem pipeline to the Corpus Christi West and East refineries and an 11-mile cross-border pipeline underneath the Rio Grande River; and

     - build a new propane terminal in Nuevo Laredo, Mexico.

     The aggregate cost of the project is expected to be approximately $20 million.

INCREASE IN QUARTERLY CASH DISTRIBUTION

     On July 28, 2003, we declared an increased cash distribution for the second quarter of 2003 of $0.75 per unit payable August 14, 2003 to holders of record as of August 5, 2003. This distribution represents an increase of $0.05 per unit over the distribution for the first quarter of 2003 paid in May 2003 and is the third $0.05 per unit increase in the quarterly distribution since we went public in April 2001. None of the common units sold in this offering are eligible to receive this distribution for the second quarter of 2003.

SECOND QUARTER RESULTS

     On July 28, 2003, we announced financial results for the three and six months ended June 30, 2003. Set forth below is the unaudited consolidated financial information for the three and six month periods ended June 30, 2003 and 2002.

                                             THREE MONTHS ENDED JUNE 30,       SIX MONTHS ENDED JUNE 30,
                                           -------------------------------   -----------------------------
                                                2003             2002            2003            2002
                                           --------------   --------------   -------------   -------------
                                           (IN THOUSANDS, EXCEPT PER UNIT DATA AND BARREL/DAY INFORMATION)
STATEMENT OF INCOME DATA:
Revenues.................................    $    47,542      $    30,030     $    79,358     $    56,054
                                             -----------      -----------     -----------     -----------
Costs and expenses:
  Operating expenses.....................         16,335            9,565          27,996          18,749
  General and administrative expenses....          1,670            1,698           3,514           3,487
  Depreciation and amortization
     expense.............................          7,269            3,876          11,552           8,231
                                             -----------      -----------     -----------     -----------
     Total costs and expenses............         25,274           15,139          43,062          30,467
                                             -----------      -----------     -----------     -----------
Operating income.........................         22,268           14,891          36,296          25,587
  Equity income from Skelly-Belvieu
     Pipeline Company....................            600              844           1,331           1,522
  Interest expense, net..................         (4,736)            (796)         (7,113)         (1,352)
                                             -----------      -----------     -----------     -----------
Income before income tax expense.........         18,132           14,939          30,514          25,757
  Income tax expense.....................             --               --              --             395
                                             -----------      -----------     -----------     -----------
Net income...............................         18,132           14,939          30,514          25,362
                                             -----------      -----------     -----------     -----------
  Net income applicable to general
     partner including incentive
     distributions.......................         (1,066)            (299)         (1,690)         (1,144)
                                             -----------      -----------     -----------     -----------
Net income applicable to limited
  partners...............................    $    17,066      $    14,640     $    28,824     $    24,218
                                             ===========      ===========     ===========     ===========
Net income per unit applicable to limited
  partners...............................    $      0.79      $      0.76     $      1.40     $      1.26
Weighted average number of limited
  partnership units outstanding..........     21,702,990       19,253,894      20,635,667      19,247,789
EBITDA(1)................................    $    30,137      $    19,611     $    49,179     $    35,340
Distributable cash flow(1)...............         24,234           18,081          39,724          32,558
OPERATING DATA (BARRELS/DAY):
  Crude oil pipeline throughput..........        348,390          360,558         340,619         336,605
  Refined product pipeline throughput....        396,639          303,654         347,000         283,375
  Refined product terminal throughput....        233,881          179,915         205,495         177,877
  Crude oil and intermediate feedstock
     storage tank throughput.............        475,280               --         277,468              --

                                                              JUNE 30,   DECEMBER 31,
                                                                2003         2002
                                                              --------   ------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Long-term debt, including current portion.................  $365,231     $109,658
  Partners' equity..........................................   385,636      293,895
  Debt-to-capitalization ratio..............................     48.6%        27.2%

---------------

(1) See page S-7 for a reconciliation of EBITDA and distributable cash flow to income before income tax expense.

     The increase in net income for the second quarter of 2003 was primarily related to the benefit from the South Texas pipeline system and the crude oil storage tanks acquired March 18, 2003 from Valero Energy. The increase was partially offset by the effect of reduced throughput volumes related to unplanned refinery outages at Valero Energy's Benicia, Texas City and Ardmore refineries during the quarter.

     The statement of income for the three months ended June 30, 2003, includes $8.5 million of operating income related to the crude oil storage tanks and the South Texas pipeline system and $0.4 million of operating income related to the Telfer asphalt terminal in Pittsburg, California, which Valero L.P. acquired for $15.1 million effective January 7, 2003. The statement of income for the six months ended June 30, 2003, includes $10.4 million of operating income related to the crude oil storage tanks and the South Texas pipeline system for the period from March 19, 2003 through June 30, 2003, and $0.9 million of operating income related to the Telfer asphalt terminal. Partially offsetting the increase in operating income resulting from the acquisitions is an increase in net interest expense due to additional borrowings to partially fund the redemption of common units and these acquisitions.

     Interest expense increased for the three and six months ended June 30, 2003 as compared to the three and six months ended June 30, 2002 primarily due to interest expense related to $250.0 million of 6.05% senior notes issued on March 18, 2003 and $100.0 million of 6.875% senior notes issued in July of 2002. A portion of the proceeds from the 6.875% senior note offering were used to repay borrowings under the variable-rate revolving credit facility. The private placement of the 6.05% senior notes and $25.0 million of borrowings under the revolving credit facility were used to fund a portion of the crude oil storage tank and South Texas pipeline system acquisitions and the redemption of common units. During the six months ended June 30, 2003, Valero Logistics entered into various interest rate swaps, which effectively convert $167.5 million of fixed rate debt to variable rate debt.

     Net income is allocated between limited partners and the general partner's interests. Then such apportioned net income applicable to the limited partners is divided by the weighted average number of limited partnership units outstanding for such class. Net income per unit applicable to limited partners for the three months ended June 30, 2003 was impacted by the net increase in common units outstanding as a result of the March 2003 common unit offering and redemption and the April 2003 overallotment option exercise. As a result, the sum of the net income per unit applicable to limited partners for the first and second quarters of 2003 does not equal the year-to-date 2003 per unit amount.

     Non-GAAP financial measures. We utilize two financial measures, earnings before interest, income taxes, depreciation and amortization (EBITDA) and distributable cash flow, which are not defined in United States generally accepted accounting principles. Management presents both EBITDA and distributable cash flow in our filings under the Securities Exchange Act of 1934. Management uses these financial measures because they are widely accepted financial indicators used by some investors and analysts to analyze and compare partnerships on the basis of operating performance. In addition, distributable cash flow is used to determine the amount of cash distributions to Valero L.P.'s unitholders. Neither EBITDA nor distributable cash flow are intended to represent cash flows for the period, nor are they presented as an alternative to operating income or income before income tax expense. They should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles. Our method of computation for both EBITDA and distributable cash flow may or may not be comparable to other similarly titled measures used by other partnerships.

     The following is a reconciliation of EBITDA and distributable cash flow to income before income tax expense:

                                                 THREE MONTHS ENDED    SIX MONTHS ENDED
                                                      JUNE 30,             JUNE 30,
                                                 -------------------   -----------------
                                                   2003       2002      2003      2002
                                                 --------   --------   -------   -------
                                                        (UNAUDITED, IN THOUSANDS)
Income before income tax expense...............  $18,132    $14,939    $30,514   $25,757
  Plus interest expense, net...................    4,736        796      7,113     1,352
  Plus depreciation and amortization expense...    7,269      3,876     11,552     8,231
                                                 -------    -------    -------   -------
EBITDA.........................................   30,137     19,611     49,179    35,340
  Less equity income from Skelly-Belvieu
     Pipeline Company..........................     (600)      (844)    (1,331)   (1,522)
  Less interest expense, net...................   (4,736)      (796)    (7,113)   (1,352)
  Less reliability capital expenditures........   (1,446)      (741)    (2,638)   (1,530)
  Plus distributions from Skelly-Belvieu
     Pipeline Company..........................      879        851      1,627     1,622
                                                 -------    -------    -------   -------
DISTRIBUTABLE CASH FLOW........................  $24,234    $18,081    $39,724   $32,558
                                                 =======    =======    =======   =======

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

     Valero Energy owns and controls Riverwalk Logistics, L.P., which serves as our general partner with a 2% general partner interest. Valero Energy also indirectly owns an aggregate 46.2% limited partner interest in us. Giving effect to this common unit offering, Valero Energy will own a 44.1% limited partner interest in us.

     As a result of Valero Energy's ownership of our general partner, conflicts of interest are inherent in our relationship with Valero Energy. Please read "Risk Factors -- Risks Inherent in Our Business -- Valero Energy and its affiliates have conflicts of interest and limited fiduciary responsibilities, which may permit them to favor their own interests to the detriment of our security holders" on page 10 of the accompanying prospectus.

     - Riverwalk Logistics, our general partner and an indirect wholly owned subsidiary of Valero Energy, currently owns and will own after this common unit offering, a 2% general partner interest in us and the incentive distribution rights pursuant to our partnership agreement;

     - UDS Logistics LLC, the sole limited partner of Riverwalk Logistics and an indirect wholly owned subsidiary of Valero Energy, currently owns an aggregate 45.9% limited partner interest in us and will own an aggregate 43.8% limited partner interest in us after this common unit offering;

     - Valero GP, LLC, an indirect wholly owned subsidiary of Valero Energy, is the general partner of Riverwalk Logistics and currently owns and will own after this common unit offering, a 0.3% non-voting limited partner interest in us. Valero GP, LLC performs all management and operating functions for us; and

     - We currently own and will continue to own, a 99.99% limited partner interest in Valero Logistics and 100% of Valero GP, Inc., which is the sole general partner of Valero Logistics with a 0.01% general partner interest. Valero GP, Inc. performs all management and operating functions for Valero Logistics.

     The chart on the following page depicts our organization and ownership structure after giving effect to this common unit offering.

(Valero Logistics Operations Chart)
--------------------------------------------------------------------------------

 ------------------------------------------------
 |          Ownership of Valero L.P.            |
 | Public Common Units..................  53.9% |
 | Valero Energy's Common Units ........   3.0% |
 | Valero Energy's Subordinated Units...  41.1% |
 | Valero Energy's General Partner              |
 |    Interest..........................   2.0% |
 |      TOTAL........................... 100.0% |
  -----------------------------------------------

                       --------------------------------
                       |         Valero Energy        |
                       |            and its           |
                       |   wholly owned subsidiaries  |
                       --------------------------------
                        |                            |
                        |   100% Indirect Ownership  |
                        |                            |
      ------------------------              ---------------------------------
      |  Valero GP, LLC(1)   |              |       UDS Logistics, LLC      |
      | 73,319 Common Units  |              |  9,599,322 Subordinated Units |
      ------------------------              |       614,572 Common Units    |
          |            |                    ---------------------------------
          |            |       0.1% General       |             |
          |            |       Partner Interest   |             |
          |            |                          |    99.9%    |    43.8%
0.3%      |         ---------------------------------  Limited  |    Limited
Limited   |         |   Riverwalk Logistics, L.P.   |  Partner  |    Partner
Partner   |         |     (the General Partner      |  Interest |    Interest
Interest  |         |      of the Partnership)      |           |
          |         | Incentive Distribution Rights |           |
          |         ---------------------------------           |
          |                         |                           |
          |                         | 2.0% General Partner      |
          |                         | Interest                  |
          |                         |                           |
          |         ----------------------------------          | --------------
          |         |                                |----------  |  Public    |
          |---------|            Valero L.P.         |------------|Unitholders |
                    |         (the Partnership)      |  53.9%     | 12,592,931 |
                    ----------------------------------  Limited   |Common Units|
                         |           |                  Partner   --------------
                  100%   |           |                  Interest
                         |           |
  --------------------------         |
  |     Valero GP, Inc.    |         |   99.99%
  |  (the General Partner  |         |   Limited
  |    of the Operating    |         |   Partner
  |      Partnership)      |         |   Interest
  --------------------------         |
              |                      |
              |     0.01%            |
              |     General          |
              |     Partner          |
              |     Interest         |
              ----------------------------------
              |        Valero Logistics        |
              |       Operations, L.P.(2)      |
              |   (the Operating Partnership)  |
              ----------------------------------

---------------

(1) Valero GP, LLC has relinquished voting rights with respect to these 73,319 common units.

(2) Valero Logistics Operations, L.P. owns a 50% interest in Skelly-Belvieu Pipeline Company, L.L.C. The remaining 50% interest is owned by ConocoPhillips.

                                  THE OFFERING

Common units offered by Valero
L.P. .........................   1,075,000 common units

Units to be outstanding after
this offering.................   13,280,822 common units
                                 9,599,322 subordinated units.

Use of proceeds...............   We estimate that we will receive net proceeds
                                 from this common unit offering of approximately
                                 $42.2 million, or approximately $48.6 million if the underwriters' over-allotment option is exercised in full. We plan to use net proceeds from this common unit offering for working capital and general partnership purposes, including future acquisitions and expansion capital projects.

Distribution policy...........   Under our partnership agreement, we must
                                 distribute all of our cash on hand as of the end of each quarter, less reserves established by our general partner. We refer to this cash as "available cash," and we define its meaning in our partnership agreement.

                                 On May 15, 2003, we paid a quarterly cash distribution for the first quarter of 2003 of $0.70 per unit or $2.80 per unit on an annualized basis.

                                 On July 28, 2003, we declared a cash
                                 distribution for the second quarter of 2003 of $0.75 per unit, payable on August 14, 2003 to holders of record as of August 5, 2003. None of the common units sold in this offering are eligible to receive this distribution for the second quarter of 2003.

                                 When quarterly cash distributions exceed $0.60 per unit in any quarter, our general partner receives a higher percentage of the cash distributed in excess of that amount, in increasing percentages up to 50% if the quarterly cash distributions exceed $0.90 per unit. For a description of our cash distribution policy, please read "Cash Distributions" in the accompanying prospectus.

Estimated ratio of taxable
income to distributions.......   We estimate that if you own the common units
                                 you purchase in this common unit offering through the record date for the distribution with respect to the fourth calendar quarter of 2006, you will be allocated, on a cumulative basis, an amount of federal taxable income for the period 2003 through 2006 that will be less than 20% of the cash distributed to you with respect to that period. Please read "Tax
                                 Considerations" beginning on page S-17 of this prospectus supplement for the basis of this estimate.

Subordination period..........   The subordination period will end once we meet
                                 the financial tests in the partnership
                                 agreement, but it generally cannot end before March 31, 2006. There is no provision in our partnership agreement for early conversion of a portion of the subordinated units.

                                 When the subordination period ends, all
                                 subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Risk factors..................   An investment in our common units involves
                                 risks. Please read "Risk Factors" beginning on page S-11 of this prospectus supplement and page 4 of the accompanying prospectus.

New York Stock Exchange
symbol........................   VLI

                                  RISK FACTORS

     You should read carefully the discussion of the material risks relating to our business under the caption "Risk Factors" beginning on page 4 of the accompanying prospectus. In addition, please read carefully the following risks relating to our business.

WE DEPEND ON VALERO ENERGY FOR SUBSTANTIALLY ALL OF THE CRUDE OIL AND REFINED PRODUCT THROUGHPUT HANDLED BY THE CRUDE OIL STORAGE TANKS AND THE SOUTH TEXAS PIPELINE SYSTEM, AND IF THERE IS ANY REDUCTION IN THIS THROUGHPUT, OUR REVENUES WILL BE REDUCED AND THEREFORE OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS MAY BE ADVERSELY AFFECTED.

     Because of the geographic location of the crude oil storage tanks and the South Texas pipeline system, which serve Valero Energy's Corpus Christi East, Corpus Christi West, Three Rivers, Texas City and Benicia refineries, we depend upon Valero Energy to provide substantially all of the throughput for these assets. If Valero Energy were to decrease the throughput of crude oil and/or refined products in these assets for any reason, including as a result of reduced refinery utilization, we would have great difficulty in finding other sources of throughput. Because our operating costs are primarily fixed, a reduction in throughput would result in not only a reduction of revenues but also in a decline in net income and cash flow of similar or greater magnitude, which would reduce our ability to make cash distributions to our unitholders.

     The crude oil storage tanks and the South Texas pipeline system are subject to the same business risks applicable to our other pipeline, terminalling and storage assets, such as disruptions in refinery production, changes in market conditions, competing refined product pipelines, reductions in tariff rates and adverse changes in the price of crude oil. Please see "Risk Factors -- Risks Inherent in Our Business" beginning on page 4 of the accompanying prospectus for a discussion of these business risks.

     Valero Energy does not have an obligation to utilize our assets for a fixed amount of volumes under the various terminalling and throughput agreements with us. Rather, the throughput commitments are generally a function of production levels at the refineries. Accordingly, if refinery throughput is suspended or reduced for any reason, Valero Energy's throughput commitments to us with respect to our assets that serve that refinery will be suspended or proportionately reduced, which could have a material adverse effect on us and on our ability to make distributions to unitholders. Operations at a refinery could be partially or completely shut down, temporarily or permanently, as a result of a number of circumstances, none of which are within our control.

OUR FUTURE FINANCIAL AND OPERATING FLEXIBILITY MAY BE ADVERSELY AFFECTED BY RESTRICTIONS IN OUR DEBT AGREEMENTS AND BY OUR LEVERAGE AND VALERO ENERGY'S LEVERAGE.

     Our leverage is significant in relation to our consolidated partners' equity. Our total outstanding debt as of June 30, 2003 is $365.2 million, which represents approximately 46% of our total capitalization, after giving effect to this common unit offering.

     Debt service obligations, restrictive covenants in Valero Logistics' revolving credit facility and the indentures governing Valero Logistics' $100 million 6.875% senior notes due 2012 and $250 million 6.05% senior notes due 2013 and maturities resulting from this leverage may adversely affect our ability to finance future operations, pursue acquisitions, fund other capital needs and pay cash distributions to unitholders, and may make our results of operations more susceptible to adverse economic or operating conditions. We are prohibited from making cash distributions to our unitholders during an event of default under any of our debt agreements.

     We currently expect to meet our anticipated future cash requirements, including scheduled debt repayments, through operating cash flows and the proceeds of one or more future equity or debt offerings. However, our ability to access the capital markets for future offerings may be limited by adverse market conditions resulting from, among other things, general economic conditions, contingencies and uncertainties, which are difficult to predict and beyond our control. If we were unable to access the capital markets for future offerings, we might be forced to seek extensions for some of our short-term maturities or to refinance some of our debt obligations through bank credit, as opposed to long-term public debt securities or equity securities. The price and terms upon which we might receive such extensions or additional bank credit could be more onerous than those contained in our existing debt agreements. Any such arrangement could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility.

     Valero Logistics' revolving credit facility contains restrictive covenants that limit its ability to incur additional debt and to engage in some types of transactions. These limitations could reduce our ability to capitalize on business opportunities that arise. Any subsequent refinancing of Valero Logistics' current indebtedness or any new indebtedness could have similar or greater restrictions.

     Valero Logistics' revolving credit facility and the indentures governing the 6.875% senior notes and the 6.05% senior notes contain provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we may not be able to pay the debt. Our general partner and its direct and indirect owners are not prohibited by the partnership agreement from entering into a transaction that would trigger these change-in-ownership provisions.

     Further, if one or more credit rating agencies were to downgrade the outstanding indebtedness of Valero Energy, we could experience a similar downgrade of our outstanding indebtedness, an increase in our borrowing costs, difficulty accessing capital markets or a reduction in the market price of our common units. Such a development could adversely affect our ability to finance acquisitions, refinance existing indebtedness and make cash distributions to our unitholders.

CONTINUED HIGH NATURAL GAS PRICES COULD ADVERSELY AFFECT OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS.

     Power costs constitute a significant portion of our operating expenses. Power costs represented approximately 29% of our operating expenses for the year ended December 31, 2002 and approximately 25% of our operating expenses for the three months ended March 31, 2003. We use mainly electric power at our pipeline pump stations and at our terminals and this electric power is furnished by various utility companies that use primarily natural gas to generate electricity. Accordingly, our power costs typically fluctuate with natural gas prices. The recent increases in natural gas prices have caused our power costs to increase. If natural gas prices remain high or increase further, our cash flows may be adversely affected, which could adversely affect our ability to make cash distributions to our unitholders.

COST REIMBURSEMENTS AND FEES DUE OUR GENERAL PARTNER AND ITS AFFILIATES ARE SUBSTANTIAL AND REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

     Prior to making any distribution on the common units, we have agreed to pay Valero Energy and its affiliates aggregate annual fees for various administrative services in the current amount of $5.2 million in addition to reimbursements for direct expenses incurred by affiliates of Valero Energy on our behalf. For the year ended December 31, 2002 and the three months ended March 31, 2003, we reimbursed to Valero Energy and its affiliates approximately $13.8 million and $4.1 million, respectively, of direct expenses. The amount of reimbursable expenses is determined by our general partner in its sole discretion. Further, we have agreed to pay Valero Energy an annual fee in the current amount of $3.5 million for services provided in connection with the crude oil storage tanks. The payment of these fees and the reimbursement of these expenses to Valero Energy and its affiliates could adversely affect our ability to make cash distributions to unitholders.

TERRORIST ATTACKS, THREATS OF WAR OR TERRORIST ATTACKS OR POLITICAL OR OTHER DISRUPTIONS THAT LIMIT CRUDE OIL PRODUCTION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. Since the September 11, 2001 terrorist attacks, the United States government has issued warnings that energy assets, including our nation's pipeline infrastructure and refineries, may be a target of future terrorist attacks. These developments subject energy-related operations to increased risks, are likely to cause continued volatility in the energy markets and may cause disruptions in the supply of crude oil and thus adversely impact the throughput levels in our pipelines, terminals and storage tanks and our results of operations, financial condition and ability to make cash distributions to unitholders.

     In addition, political uncertainties and unrest in crude oil producing countries may cause disruptions or shutdowns in crude oil production, adversely impacting the availability of crude oil and other feedstocks and causing crude oil and other feedstock economics to be unfavorable, which could adversely impact the throughput levels in our pipelines, terminals and storage tanks and thus our results of operations, financial condition and ability to make cash distributions to unitholders.

OUR FORMER USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANTS MAY LIMIT YOUR ABILITY TO SEEK POTENTIAL RECOVERIES FROM THEM RELATED TO THEIR WORK.

     Arthur Andersen LLP, independent public accountants, audited our financial statements as of December 31, 2000 and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus supplement. On March 22, 2002, we dismissed Arthur Andersen and engaged Ernst & Young LLP. In June 2002, Arthur Andersen was convicted on a federal obstruction of justice charge.

     Moreover, Arthur Andersen has ceased operations. As a result, you may not be able to recover from Arthur Andersen for claims that you may assert related to the financial statements audited by Arthur Andersen, including under Section 11 of the Securities Act for material misstatements or omissions, if any, in the registration statement and prospectus.

CHANGES IN FEDERAL INCOME TAX LAW COULD AFFECT THE VALUE OF OUR COMMON UNITS.

     Recently enacted legislation has reduced the rate of federal income tax applicable to qualified dividend income of individuals. Qualified dividend income includes dividends received from domestic corporations and certain foreign corporations. This legislation will not affect our ability to make quarterly distributions, but may affect the attractiveness of an investment in our common units and, as a result, the value of our common units.

                                USE OF PROCEEDS

     We will receive net proceeds from this common unit offering of approximately $42.0 million, after deducting underwriting discounts and commissions and offering expenses. We anticipate using the net proceeds from this offering and from the related capital contribution of our general partner of approximately $0.9 million for working capital and general partnership purposes, including future acquisitions and expansion capital projects. We are continuing to evaluate potential acquisitions of various logistics assets from third parties as well as Valero Energy, including, but not limited to, the Southlake refined products pipeline from Valero Energy. We cannot predict when or whether we will be able to reach any agreements to purchase any of these assets on terms acceptable to us. Pending application of the net proceeds, we will invest the proceeds in short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table shows:

     - our historical capitalization as of March 31, 2003; and

     - our as adjusted capitalization as of March 31, 2003, adjusted to reflect this common unit offering and the application of the net proceeds we receive in this offering in the manner described under "Use of Proceeds."

     This table should be read together with our consolidated financial statements and the accompanying notes incorporated by reference into this prospectus supplement.

                                                               AS OF MARCH 31, 2003
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Revolving credit facility...................................  $ 25,000    $ 25,000
8.0% Note payable, including current portion................     9,660       9,660
6 7/8% Senior Notes due 2012................................    99,624      99,624
6.05% Senior Notes due 2013.................................   249,607     249,607
                                                              --------    --------
          Total debt........................................   383,891     383,891
                                                              --------    --------
Partners' Equity:
  Common units..............................................   238,886     280,883
  Subordinated units........................................   116,048     116,048
  General partner's equity..................................     7,656       8,541
                                                              --------    --------
     Total partners' equity.................................   362,590     405,472
                                                              --------    --------
          Total capitalization..............................  $746,481    $789,363
                                                              ========    ========

     This table does not give effect to the issuance on April 16, 2003, of an additional 581,000 common units pursuant to the underwriters' over-allotment option. We used the net proceeds of approximately $20 million to pay down amounts outstanding under our revolving credit facility.

                 PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

     Our initial public offering was completed on April 16, 2001. As of June 30, 2003, there were 12,205,822 common units outstanding, held by approximately 65 holders, including common units held in street name. The common units are traded on the New York Stock Exchange under the symbol VLI. In addition, as of June 30, 2003, we have 9,599,322 subordinated units outstanding. The subordinated units are held by an affiliate of our general partner and are not publicly traded.

     The following table sets forth, for the periods indicated, the high and low closing prices for the common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions paid to our unitholders. The last reported sale price of common units on the New York Stock Exchange on August 5, 2003 was $41.15 per unit.

                                                        PRICE RANGE
                                                      ---------------   CASH DISTRIBUTIONS
                                                       HIGH     LOW        PER UNIT(1)
                                                      ------   ------   ------------------
YEAR ENDED 2003
Third Quarter (through August 5, 2003)..............  $44.58   $41.15         $  --
Second Quarter......................................   43.46    36.69          0.75
First Quarter.......................................   40.64    36.03          0.70
YEAR ENDED 2002
Fourth Quarter......................................  $39.75   $35.10         $0.70
Third Quarter.......................................   37.48    33.15          0.70
Second Quarter......................................   39.50    36.10          0.70
First Quarter.......................................   42.10    37.00          0.65
YEAR ENDED 2001
Fourth Quarter......................................  $40.40   $33.10         $0.60
Third Quarter.......................................   35.60    30.00          0.60
Second Quarter......................................   31.95    27.66          0.50

---------------

(1) Represents cash distributions attributable to the quarter and declared and paid within 45 days after quarter-end. The $0.75 per unit cash distribution for the second quarter of 2003 will be paid on August 14, 2003 to holders of record on August 5, 2003. None of the common units sold in this offering are eligible to receive this distribution for the second quarter of 2003. We paid an identical cash distribution to the holders of our subordinated units for each period shown in this table. We paid cash distributions to our general partner which totaled $2.2 million and $0.7 million for the year ended December 31, 2002 and the three months ended March 31, 2003, respectively. Included in the general partner cash distribution for the year ended December 31, 2002 and the three months ended March 31, 2003 are $1.1 million and $0.4 million, respectively, of incentive distributions.

                               TAX CONSIDERATIONS

     The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read "Tax Considerations" beginning on page 37 of the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences peculiar to your circumstances.

     We estimate that if you purchase a common unit in this offering and hold the common unit through the record date for the distribution with respect to the fourth calendar quarter of 2006, you will be allocated, on a cumulative basis, an amount of federal taxable income for the period 2003 through 2006 that will be less than 20% of the amount of cash distributed to you with respect to that period.

     This estimate is based upon many assumptions regarding our business and operations, including assumptions with respect to capital expenditures, cash flows and anticipated cash distributions. This estimate and our assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and tax reporting positions that we have adopted and with which the Internal Revenue Service might disagree. Accordingly, we cannot assure you that this estimate will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could materially affect the value of the common units.

     Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read "Tax Considerations -- Tax-Exempt Organizations and Other Investors" in the accompanying prospectus.

     Recently issued final regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a "reportable transaction." A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our common units. The Internal Revenue Service has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on "material advisors" that organize, manage, or sell interests in registered "tax shelters." As described in the accompanying prospectus, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

                                  UNDERWRITING

     Under the underwriting agreement, which we will file as an exhibit to our current report on Form 8-K relating to this common unit offering, Lehman Brothers Inc. has agreed to purchase from us, and we have agreed to sell to the underwriter, all 1,075,000 common units that are being sold in this offering.

     The underwriting agreement provides that the underwriter is obligated to purchase, subject to certain conditions, all of the common units in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include requirements that:

     - the representations and warranties made by us to the underwriter are true;

     - there has been no material adverse change in our financial condition or in the financial markets; and

     - we deliver the customary closing documents to the underwriter.

OVER-ALLOTMENT OPTION

     We have granted the underwriter a 30-day option after the date of the underwriting agreement to purchase, in whole or part, up to an aggregate of 161,250 additional common units at the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the common unit offering.

COMMISSION AND EXPENSES

     We have been advised by the underwriter that they propose to offer the common units directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers (who may include the underwriter) at the offering price less a selling concession not in excess of $1.11 per unit. The underwriter may allow, and the selected dealers may reallow, a discount from the concession not in excess of $0.10 per unit to other dealers. After the common unit offering, the underwriter may change the offering price and other selling terms.

     The following table shows the underwriting discounts and commissions we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional common units. The underwriting fee is the difference between the public offering price and the amount the underwriter pays to us to purchase the common units from us.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Unit....................................................  $     1.85     $     1.85
          Total.............................................  $1,988,750     $2,287,063

     We estimate that the total expense of the offering, excluding underwriting discounts and commissions, will be approximately $250,000.

STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units in accordance with Regulation M under the Exchange Act.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment transactions involve sales by the underwriter of the common units in excess of the number of common units the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriter is not greater than the number of common units that they may purchase in the over-allotment option. In a naked short position, the number of common units involved is greater than the number of common units in the over-allotment option. The underwriter may close out any short position by either exercising their over-allotment option and/or purchasing the common units in the open market.

     - Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriter will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriter sells more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the underwriter to reclaim a selling concession from another broker-dealer when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. On the date of this prospectus supplement, the underwriter purchased 32,800 common units at a price of $41.035 per common unit.

     Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

LOCK-UP AGREEMENTS

     We, our affiliates that own common units and the executive officers and directors of the general partner of our general partner have agreed that we and they will not, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any common units or any securities convertible into or exchangeable or exercisable for common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 90 days after the date of this prospectus supplement without the prior written consent of the underwriter. This agreement does not apply to any existing employee benefit plans.

     The underwriter, in its discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, the underwriter will consider, among other factors, the unitholders' reasons for requesting the release, the number of common units for which the release is being requested, and market conditions at the time.

LISTING

     Our common units are traded on the New York Stock Exchange under the symbol "VLI".

INDEMNIFICATION

     We, our general partner and Valero Logistics have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

AFFILIATIONS

     The underwriter has performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriter may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

NASD CONDUCT RULES

     The compensation received by the underwriter in connection with this common unit offering does not exceed 10% of the gross proceeds from this common unit offering and 0.5% for due diligence.

     Because the NASD views the common units offered hereby as interest in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

DISCRETIONARY SALES

     No sales to accounts over which the underwriter has discretionary authority may be made without the prior written approval of the customer.

ELECTRONIC DISTRIBUTION

     A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriter and/or selling group members participating in this common unit offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

     Other than the prospectus in electronic format, the information on the underwriter's or selling group members' website and any information contained in any other website maintained by the underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common units, also referred to in this section as the securities, in Canada is being made only on a private placements basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

REPRESENTATIONS OF PURCHASERS

     By purchasing the securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

     - where required by law, the purchaser is purchasing as principal and not as agent; and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION -- ONTARIO PURCHASERS

     Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date on which payment is made for the securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

ENFORCEMENT OF LEGAL RIGHTS

     All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

                           VALIDITY OF THE SECURITIES

     The validity of the common units and certain federal income tax matters related to the common units will be passed upon for Valero L.P. by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered by this prospectus supplement will be passed upon for Lehman Brothers by Baker Botts L.L.P., Houston, Texas. Baker Botts L.L.P. has, from time to time, performed legal services for Valero Energy.

                                    EXPERTS

     The consolidated balance sheets of Valero L.P. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and partners' equity for the year ended December 31, 2002, and the balance sheet of the Valero South Texas Pipeline and Terminal Business as of December 31, 2002, and the related statements of income, cash flows and changes in net parent investment for the year then ended, incorporated by reference in this prospectus supplement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference into this prospectus supplement, and are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

                                  $500,000,000

                                  VALERO L.P.

                                  COMMON UNITS

                             ---------------------

                       VALERO LOGISTICS OPERATIONS, L.P.

                                DEBT SECURITIES

              FULLY AND UNCONDITIONALLY GUARANTEED BY VALERO L.P.

                             ---------------------

     Valero L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in Valero L.P.

     Valero Logistics Operations may, in one or more offerings, offer and sell its debt securities, which will be fully and unconditionally guaranteed by Valero L.P.

     The aggregate initial offering price of the securities that we offer by this prospectus will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. We will provide the specific terms of the securities in supplements to this prospectus. The applicable prospectus supplement may also add, update or change information contained in this prospectus.

     You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

     Valero L.P. common units are listed for trading on The New York Stock Exchange under the symbol "VLI."

     SEE "RISK FACTORS" ON PAGE 4 TO READ ABOUT IMPORTANT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.

                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is June 17, 2002.

                               TABLE OF CONTENTS

ABOUT VALERO L.P. AND VALERO LOGISTICS OPERATIONS, L.P......    1
ABOUT THIS PROSPECTUS.......................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    1
FORWARD-LOOKING STATEMENTS..................................    3
RISK FACTORS................................................    4
  Risks Inherent In Our Business............................    4
  Risks Inherent In An Investment In Valero L.P.............   12
  Tax Risks.................................................   14
USE OF PROCEEDS.............................................   16
RATIO OF EARNINGS TO FIXED CHARGES..........................   16
DESCRIPTION OF COMMON UNITS.................................   17
  Number of Units...........................................   17
  Voting....................................................   17
  Listing...................................................   18
  Transfer Agent and Registrar..............................   18
CASH DISTRIBUTIONS..........................................   18
  Distributions Of Available Cash...........................   18
  Operating Surplus, Capital Surplus And Adjusted Operating
     Surplus................................................   18
  Subordination Period......................................   19
  Distributions of Available Cash from Operating Surplus
     During the Subordination Period........................   20
  Distributions of Available Cash from Operating Surplus
     After the Subordination Period.........................   20
  Incentive Distribution Rights.............................   21
  Percentage Allocations Of Available Cash From Operating
     Surplus................................................   21
  Distributions From Capital Surplus........................   22
  Adjustment To The Minimum Quarterly Distribution And
     Target Distribution Levels.............................   22
  Distributions Of Cash Upon Liquidation....................   23
DESCRIPTION OF DEBT SECURITIES..............................   25
  Parent Guarantee..........................................   25
  Specific Terms of Each Series of Debt Securities in the
     Prospectus Supplement..................................   25
  Provisions Only in the Senior Indenture...................   26
  Provisions Only in the Subordinated Indenture.............   30
  Consolidation, Merger or Asset Sale.......................   30
  Modification of Indentures................................   31
  Events of Default and Remedies............................   32
  Registration of Debt Securities...........................   33
  Minimum Denominations.....................................   33
  No Personal Liability of General Partner..................   33
  Payment and Transfer......................................   33
  Form, Exchange, Registration and Transfer.................   33
  Discharging Valero Logistics' Obligations.................   34
  The Trustee...............................................   34
  Governing Law.............................................   35
BOOK ENTRY, DELIVERY AND FORM...............................   35

TAX CONSIDERATIONS..........................................   37
  Partnership Status........................................   37
  Tax Treatment Of Unitholders..............................   39
  Tax Treatment Of Operations...............................   42
  Disposition Of Common Units...............................   44
  Tax-Exempt Organizations And Other Investors..............   46
  Administrative Matters....................................   47
  State, Local, And Other Tax Considerations................   49
  Tax Consequences of Ownership of Debt Securities..........   50
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS..................   51
PLAN OF DISTRIBUTION........................................   52
VALIDITY OF THE SECURITIES..................................   53
EXPERTS.....................................................   53
CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS....................   53

            ABOUT VALERO L.P. AND VALERO LOGISTICS OPERATIONS, L.P.

     Valero L.P. is a publicly traded Delaware limited partnership formed in 1999 that owns, through its 100%-owned operating subsidiary, Valero Logistics Operations, L.P. (Valero Logistics), most of the crude oil and refined product pipeline, terminalling, and storage assets located in Texas, Oklahoma, New Mexico and Colorado that support Valero Energy Corporation's McKee, Three Rivers, and Ardmore refineries located in Texas and Oklahoma. We transport crude oil to these refineries and transport refined products from these refineries to our terminals for further distribution to Valero Energy's company-operated convenience stores or wholesale customers located in Texas, Oklahoma, Colorado, New Mexico, and Arizona.

     The general partner of Valero L.P., Riverwalk Logistics, L.P. (Riverwalk Logistics), holds no assets other than its investment in Valero L.P. Riverwalk Logistics is an indirect wholly owned subsidiary of Valero Energy, a publicly held company whose annual and quarterly financial statements are filed with the Securities and Exchange Commission. The financial information of Riverwalk Logistics is included in the consolidated financial statements of Valero Energy.

     Our principal executive offices are located at One Valero Place, San Antonio, Texas 78212, and our phone number is (210) 370-2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $500,000,000 in total offering amount of the common units of Valero L.P. or debt securities of Valero Logistics described in this prospectus in one or more offerings. This prospectus generally describes us and the common units of Valero L.P. and debt securities of Valero Logistics. Each time we sell common units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of its date. You should carefully read both this prospectus and any prospectus supplement and the additional information described below under the heading "Where You Can Find More Information."

     As used in this prospectus, "we," "us," and "our" and similar terms mean either or both of Valero L.P. and Valero Logistics, except that those terms, when used in this prospectus in connection with

     - the common units described herein mean Valero L.P. and

     - the debt securities described herein mean Valero Logistics,

unless the context indicates otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

     In addition, Valero L.P. files annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information Valero L.P. has filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that Valero L.P. files later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

     We incorporate by reference the documents listed below that Valero L.P. has previously filed with the SEC. They contain important information about us, our financial condition and results of operations. Some of these documents have been amended by later filings, which are also listed.

     - Valero L.P.'s Annual Report on Form 10-K for the year ended December 31, 2001 (as amended on April 4, 2002);

     - Valero L.P.'s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002;

     - Valero L.P.'s Current Report on Form 8-K dated February 1, 2002 (as amended on April 16, 2002);

     - Valero L.P.'s Current Report on Form 8-K dated May 15, 2002;

     - Valero L.P.'s Current Report on Form 8-K dated May 30, 2002;

     - Valero L.P.'s Current Report on Form 8-K dated June 6, 2002;

     - the description of our common units contained in our registration statement on Form 8-A, filed on March 30, 2001; and

     - any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and until all of the securities offered by this prospectus have been sold.

     We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement.

     You may obtain any of the documents incorporated by reference in this document through us or from the SEC through the SEC's website at the address provided above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document, by requesting them in writing or by telephone from us at the following address:

                               Investor Relations
                                  Valero L.P.
                                One Valero Place
                            San Antonio, Texas 78212
                           Telephone: (210) 370-2000

                           FORWARD-LOOKING STATEMENTS

     Some of the information included in this prospectus, the accompanying prospectus supplement and the documents we incorporate by reference contain "forward-looking" statements as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information relating to us that is based on the beliefs of our management as well as assumptions made by and information currently available to management. The words "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases or similar expressions, as they relate to us or our management, identify forward-looking statements. These statements reflect the current views of management with respect to future events and are subject to certain risks, uncertainties and assumptions relating to the operations and results of operations, including as a result of:

     - competitive factors such as competing pipelines;

     - pricing pressures and changes in market conditions;

     - reductions in production at the refineries that we supply with crude oil and whose refined products we transport;

     - inability to acquire additional nonaffiliated pipeline entities;

     - reductions in space allocated to us in interconnecting third party pipelines;

     - shifts in market demand;

     - general economic conditions; and

     - other factors.

     Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein as anticipated, believed, estimated, expected or intended.

     Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in Valero L.P.'s other filings with the SEC. For additional information regarding risks and uncertainties, please read Valero L.P.'s other current filings with the SEC under the Exchange Act and the Securities Act, particularly under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Valero L.P.'s Current Report on Form 8-K dated May 15, 2002.

                                  RISK FACTORS

     Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our securities.

     If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you could lose all or part of your investment.

RISKS INHERENT IN OUR BUSINESS

  WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS TO ENABLE US TO PAY THE REQUIRED PAYMENTS TO OUR DEBT HOLDERS OR THE MINIMUM QUARTERLY DISTRIBUTION ON THE COMMON UNITS EVERY QUARTER.

     Because the amount of cash we are able to pay to our debt holders or distribute on the common units is principally dependent on the amount of cash we are able to generate from operations, which will fluctuate from quarter to quarter based on our performance, we may not be able to pay all our debt or the minimum quarterly distribution on the common units for each quarter. The amount of cash flow we generate from operations is in turn principally dependent on the average daily volumes of crude oil and refined products transported through our pipelines, the tariff rates and terminalling fees we charge, and the level of operating costs we incur.

     Other factors affecting the actual amount of cash that we will have available include the following:

     - required principal and interest payments on our debt;

     - the costs of acquisitions;

     - restrictions contained in our debt instruments;

     - issuances of debt and equity securities;

     - fluctuations in working capital;

     - capital expenditures; and

     - adjustments in reserves made by the general partner in its discretion.

     Cash distributions to debt and equity holders are dependent primarily on cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

  YOU MAY RECEIVE LESS THAN YOUR DEBT PAYMENTS OR THE MINIMUM QUARTERLY DISTRIBUTION BECAUSE FEES AND COST REIMBURSEMENTS DUE TO VALERO ENERGY AND ITS AFFILIATES MAY BE SUBSTANTIAL AND WILL REDUCE OUR CASH AVAILABLE FOR DISTRIBUTION.

     Prior to making any distribution on the common units, we have agreed to pay Valero Energy and its affiliates an administrative fee that currently equals $5.2 million on an annualized basis in exchange for providing corporate, general and administrative services to us. Valero L.P.'s general partner, with approval and consent of the conflicts committee of its general partner, will have the right to increase the annual administrative fee by up to 1.5% each year, as further adjusted for inflation, during the eight-year term of the services agreement and may agree to further increases in connection with expansions of our operations through the acquisition or construction of new logistics assets that require additional administrative services. Additionally, we reimburse Valero Energy and its affiliates for direct expenses it incurs to provide all other services to us (for example, salaries for pipeline operations personnel). The direct expenses we reimbursed to Valero Energy and its affiliates were approximately $12 million in 2001. The payment of the annual administrative fee and the reimbursement of direct expenses could adversely affect our ability to make cash distributions to our unitholders.

  WE DEPEND UPON VALERO ENERGY FOR THE CRUDE OIL AND REFINED PRODUCTS TRANSPORTED IN OUR PIPELINES AND HANDLED AT OUR TERMINALS AND STORAGE FACILITIES, AND ANY REDUCTION IN THOSE QUANTITIES COULD REDUCE OUR ABILITY TO MAKE CASH DISTRIBUTIONS TO OUR UNITHOLDERS OR PAYMENTS TO OUR DEBT HOLDERS.

     Because of the geographic location of our pipelines, terminals, and storage facilities, we depend almost exclusively upon Valero Energy to provide throughput for our pipelines and terminals. If Valero Energy were to decrease the throughput of crude oil and/or refined products transported in our pipelines for any reason, we would experience great difficulty in replacing those lost barrels. For example, during January and February of 2002, Valero Energy initiated economic-based refinery production cuts as a result of significantly lower refining margins industry-wide, resulting in a decrease in throughput barrels and revenues from some of our pipelines. Because our operating costs are primarily fixed, a reduction in throughput would result in not only a reduction of revenues but a decline in net income and cash flow of similar or greater magnitude, which would reduce our ability to make cash distributions to our unitholders or payments to our debt holders.

     Valero Energy may reduce throughput in our pipelines either because of market conditions that affect refineries generally or because of factors that specifically affect Valero Energy. These conditions and factors include the following:

     - a decrease in demand for refined products in the markets served by our pipelines;

     - a temporary or permanent decline in the ability of the McKee, Three Rivers, or Ardmore refineries to produce refined products;

     - a decision by Valero Energy to redirect refined products transported in our pipelines to markets not served by our pipelines or to transport crude oil by means other than our pipelines;

     - a decision by Valero Energy to sell one or more of the McKee, Three Rivers, or Ardmore refineries to a purchaser that elects not to use our pipelines to deliver crude oil to, or transport refined products from, the refinery;

     - a loss of customers by Valero Energy in the markets served by our pipelines or a failure to gain additional customers in growing markets; and

     - the completion of competing refined product pipelines in the western, southwestern, and Rocky Mountain market regions.

  DISTRIBUTIONS TO UNITHOLDERS OR PAYMENTS TO OUR DEBT HOLDERS COULD BE ADVERSELY AFFECTED BY A SIGNIFICANT DECREASE IN DEMAND FOR REFINED PRODUCTS IN THE MARKETS SERVED BY OUR PIPELINES.

     Any sustained decrease in demand for refined products in the markets served by our pipelines could result in a significant reduction in throughput in our crude oil and refined product pipelines and therefore in our cash flow, reducing our ability to make distributions to our unitholders or payments to our debt holders. Factors that could lead to a decrease in market demand include:

     - a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

     - higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or diesel;

     - an increase in fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers. Pending legislation in the U.S. Congress, such as the National Fuel Savings and Security Act of 2002 and the Fuel Economy and Security Act of 2002, may mandate such increases in fuel economy in the future;

     - an increase in the market price of crude oil that leads to higher refined product prices, which may reduce demand for gasoline or diesel. Market prices for crude oil and refined products are subject to wide fluctuation in response to changes in global and regional supply over which neither we nor Valero Energy have any control, and recent significant increases in the price of crude oil may result in a lower demand for refined products; and

     - the increased use of alternative fuel sources, such as battery-powered engines. Several state and federal initiatives mandate this increased use. For example, the Energy Policy Act of 1992 requires 75% of all new vehicles purchased by federal agencies since 1999, 75% of all new vehicles purchased by state governments since 2000, and 70% of all new vehicles purchased for private fleets in 2006 and thereafter to use alternative fuels. Additionally, California has enacted a regulation requiring that by the year 2003, 10% of all fleets delivered to California for sale be zero-emissions vehicles.

  OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS COULD BE REDUCED BY A MATERIAL DECLINE IN PRODUCTION BY ANY OF VALERO ENERGY'S MCKEE, THREE RIVERS, OR ARDMORE REFINERIES.

     Any significant curtailing of production at the McKee, Three Rivers, or Ardmore refineries could, by reducing throughput in our pipelines, result in our realizing materially lower levels of revenues and cash flow for the duration of the shutdown. Operations at a refinery could be partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, none of which are within our control, such as:

     - scheduled turnarounds or unscheduled maintenance or catastrophic events at a refinery;

     - labor difficulties that result in a work stoppage or slowdown at a refinery;

     - environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at a refinery;

     - increasingly stringent environmental regulations, such as the Environmental Protection Agency's Gasoline Sulfur Control Requirements and Diesel Fuel Sulfur Control Requirements which limit the concentration of sulfur in gasoline and diesel fuel;

     - a disruption in the supply of crude oil to a refinery; and

     - a governmental ban or other limitation on the use of an important product of a refinery.

     The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the refinery operations affected by the shutdown. Furthermore, we have no control over the factors that may lead to a shutdown or the measures Valero Energy may take in response to a shutdown. Valero Energy will make all decisions at the refineries concerning levels of production, regulatory compliance, refinery turnarounds, labor relations, environmental remediation, and capital expenditures.

  VALERO ENERGY'S SEVEN-YEAR AGREEMENT TO USE OUR PIPELINES AND TERMINALS WILL BE SUSPENDED IF MATERIAL CHANGES IN MARKET CONDITIONS OCCUR THAT HAVE A MATERIAL ADVERSE EFFECT ON VALERO ENERGY, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS.

     If market conditions with respect to the transportation of crude oil or refined products or with respect to the end markets in which Valero Energy sells refined products change in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use our pipelines and terminals at the required levels, Valero Energy's obligation to us will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. Any suspension of Valero Energy's obligation could adversely affect throughput in our pipelines and terminals and therefore our ability to make payments to debt holders or distributions to unitholders.

     The concepts of a material change in market conditions and material adverse effect on Valero Energy are not defined in the agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Valero Energy include the cost of transporting crude oil or refined products by our pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Valero Energy to shift large volumes of refined products from markets served by our pipelines to pipelines retained by Valero Energy or owned by third parties. Valero Energy may suspend obligations by presenting a certificate from its chief financial officer that there has been a material change in market conditions having a material adverse effect on Valero Energy. If we disagree with Valero Energy, we have the right to refer the matter to an independent accounting firm for resolution.

  ANY LOSS BY VALERO ENERGY OF CUSTOMERS IN THE MARKETS SERVED BY OUR REFINED PRODUCT PIPELINES MAY ADVERSELY AFFECT OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS.

     Should Valero Energy's retail marketing efforts become unsuccessful and result in declining or stagnant sales of its refined products, Valero Energy would have to find other end-users for its refined products. It may not choose or be able to replace lost branded retail sales through wholesale, spot, and exchange sales. Any failure by Valero Energy to replace lost branded retail sales could adversely affect throughput in our pipelines and, therefore, our cash flow and ability to make payments to debt holders or distributions to unitholders.

  IF OUR ASSUMPTIONS CONCERNING POPULATION GROWTH ARE INACCURATE OR VALERO ENERGY'S GROWTH STRATEGY IS NOT SUCCESSFUL, OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS MAY BE ADVERSELY AFFECTED.

     Our growth strategy is dependent upon:

     - the accuracy of our assumption that many of the markets that we serve in the southwestern and Rocky Mountain regions of the United States will experience population growth that is higher than the national average; and

     - the willingness and ability of Valero Energy to capture a share of this additional demand in its existing markets and to identify and penetrate new markets in the southwestern and Rocky Mountain regions of the United States.

     If our assumption about growth in market demand proves incorrect, Valero Energy may not have any incentive to increase refinery capacity and production, shift additional throughput to our pipelines, or shift volumes from our lower tariff pipelines to our higher tariff pipelines, which would adversely affect our growth strategy. Furthermore, Valero Energy is under no obligation to pursue a growth strategy with respect to its business that favors us. If Valero Energy chooses not, or is unable, to gain additional customers in new or existing markets in the southwestern and Rocky Mountain regions of the United States, our growth strategy would be adversely affected.

  NEW COMPETING REFINED PRODUCT PIPELINES COULD CAUSE DOWNWARD PRESSURE ON MARKET PRICES, AND AS A RESULT, VALERO ENERGY MIGHT DECREASE THE VOLUMES TRANSPORTED IN OUR PIPELINES.

     We are aware of a number of proposals or industry discussions regarding refined product pipeline projects that, if or when undertaken and completed, could adversely impact some of the most significant markets we serve. One of these projects, the Longhorn Pipeline, will transport refined products from the Texas Gulf Coast to El Paso. Most of the pipeline has been constructed, and it has obtained regulatory approval and is expected to begin operation by the end of 2002. The completion of the Longhorn Pipeline will increase the amount of refined products available in the El Paso, New Mexico, and Arizona markets, which could put downward pressure on refined product prices in those markets. As a result, Valero Energy might not find it economically attractive to maintain its current market share in those markets and might decrease the throughput in our pipelines to those markets. In addition, two other refined product pipeline projects have been announced, the Williams Pipeline project from northwestern New Mexico to Salt Lake City, Utah and the Equilon Pipeline project from Odessa, Texas to Bloomfield, New Mexico. It is uncertain if and when these proposed pipelines will commence operations. If completed, these proposed pipeline projects could cause downward pressure on market prices in the New Mexico and Arizona markets and could cause Valero Energy to decrease the volumes transported in our pipelines.

  IF ONE OR MORE OF OUR TARIFF RATES IS REDUCED, IF FUTURE INCREASES IN OUR TARIFF RATES DO NOT ALLOW US TO RECOVER FUTURE INCREASES IN OUR COSTS, OR IF RATEMAKING METHODOLOGIES ARE ALTERED, OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS MAY BE ADVERSELY AFFECTED.

     Our interstate pipelines are subject to extensive regulation by the Federal Energy Regulatory Commission under the Interstate Commerce Act. This Act allows the FERC, shippers, and potential shippers to challenge our current rates that are already effective and any proposed changes to those rates, as well as our terms and conditions of service. The FERC may subject any proposed changes to investigation and possible refund or reduce our current rates and order that we pay reparations for overcharges caused by these rates during the two years prior to the beginning of the FERC's investigation. In addition, a state commission could also investigate our intrastate rates or our terms and conditions of service on its own initiative or at the urging of a shipper or other interested parties.

     Valero Energy has agreed not to challenge, or cause others to challenge, our tariff rates until 2008. This agreement does not prevent other shippers or future shippers from challenging our tariff rates. At the end of this time, Valero Energy will be free to challenge, or cause other parties to challenge, our tariff rates. If Valero Energy or any third party is successful in challenging our tariff rates, we may not be able to sustain our rates, which may adversely affect our revenues. Cash available for payments to debt holders or distribution to unitholders could be materially reduced by a successful challenge to our rates.

     Despite Valero Energy's agreement not to challenge rates, adverse market conditions could nevertheless cause us to lower our tariff rates. Valero Energy may find it economically advantageous to reduce the feedstock consumption or the production of refined products at the McKee, Three Rivers, or Ardmore refineries or to transport refined products to markets other than those we serve, any of which would have the effect of reducing throughput in our pipelines. If a material change in market conditions occurs, the pipelines and terminals usage agreement allows Valero Energy to reduce throughput in our pipelines. Accordingly, we could be forced to lower our tariff rates in an effort to make transportation through our pipelines economically attractive to Valero Energy in order to maintain throughput volumes. However, even a significant reduction of our tariffs may not provide enough economic incentive to Valero Energy to maintain historical throughput levels.

     Under the FERC's current ratemaking methodology, the maximum rate we may charge with respect to interstate pipelines is adjusted up or down each year by the percentage change in the producer price index for finished goods minus 1%. The FERC's current methodology also allows us, in some circumstances, to change rates based either on our cost of service, or market-based rates, or on a settlement or agreement with all of our shippers, instead of the index-based rate change. Under any of these methodologies, our ability to set rates based on our true costs may be limited or delayed. If for any reason future increases in our tariff rates are not sufficient to allow us to recover increases in our costs, our ability to make payments to debt holders or distributions to unitholders may be adversely affected.

     Potential changes to current ratemaking methods and procedures of the FERC and state regulatory commissions may impact the federal and state regulations under which we will operate in the future. In addition, if the FERC's petroleum pipeline ratemaking methodology were reviewed by a federal appeals court and changed, this change could reduce our revenues and reduce cash available for payments to debt holders or distribution to our unitholders.

  A MATERIAL DECREASE IN THE SUPPLY, OR A MATERIAL INCREASE IN THE PRICE, OF CRUDE OIL AVAILABLE FOR TRANSPORT THROUGH OUR PIPELINES TO VALERO ENERGY'S REFINERIES, COULD MATERIALLY REDUCE OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS.

     The volume of crude oil we transport in our crude oil pipelines depends on the availability of attractively priced crude oil produced in the areas accessible to our crude oil pipelines, imported to our Corpus Christi storage facilities, and received from common carrier pipelines outside of our areas of operations. If Valero Energy does not replace volumes lost due to a material temporary or permanent decrease in supply from any of these sources with volumes transported in one of our other crude oil pipelines, we would experience an overall decline in volumes of crude oil transported through our pipelines and therefore a corresponding reduction in cash flow. Similarly, if there were a material increase in the price of crude oil supplied from any of these sources, either temporary or permanent, which caused Valero Energy to reduce its shipments in the related crude oil pipelines, we could experience a decline in volumes of crude oil transported in our pipelines and therefore a corresponding reduction in cash flow. Furthermore, a reduction of supply from our pipelines, either because of the unavailability or high price of crude oil, would likely result in reduced production of refined products at the McKee, Three Rivers, and Ardmore refineries, causing a reduction in the volumes of refined products we transport and our cash flow. Some of the local gathering systems that supply crude oil that we transport to the McKee and Ardmore refineries are experiencing a decline in production. Furthermore, international political and economic uncertainties over which neither we nor Valero Energy have any control may affect imports of crude oil.

  IF WE ARE NOT ABLE TO SUCCESSFULLY ACQUIRE, EXPAND, AND BUILD PIPELINES AND OTHER LOGISTICS ASSETS OR ATTRACT SHIPPERS IN ADDITION TO VALERO ENERGY, THE GROWTH OF OUR BUSINESS WILL BE LIMITED.

     We intend to grow our business in part through selective acquisitions, expansions of pipelines, and construction of new pipelines, as well as by attracting shippers in addition to Valero Energy. Each of these components has uncertainties and risks associated with it, and none of these approaches may be successful.

     We may be unable to consummate any acquisitions or identify attractive acquisition candidates in the future, to acquire assets or businesses on economically acceptable terms, or to obtain financing for any acquisition on satisfactory terms or at all. Valero Energy may not make any acquisitions that would provide acquisition opportunities to us or, if these opportunities arose, they may not be on terms attractive to us. Moreover, Valero Energy is not obligated in all instances to offer to us logistics assets acquired as part of an acquisition by Valero Energy. Valero Energy is also under no obligation to sell to us any pipeline assets it owns.

     Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, and services of the acquired companies or business segments, the diversion of management's attention from other business concerns, and the potential loss of key employees of the acquired businesses. As a result, our business could be adversely affected by an acquisition.

     The construction of a new pipeline or the expansion of an existing pipeline, by adding additional horsepower or pump stations or by adding a second pipeline along an existing pipeline, involves numerous regulatory, environmental, political, and legal uncertainties beyond our control. These projects may not be completed on schedule or at all or at the budgeted cost. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a new pipeline, the construction will occur over an extended period of time and we will not receive any material increases in revenues until after completion of the project. This could have an adverse effect on our ability to make payments to debt holders or distributions to unitholders.

     Once we increase our capacity through acquisitions, construction of new pipelines, or expansion of existing pipelines, we may not be able to obtain or sustain throughput to utilize the newly available capacity. The underutilization of a recently acquired, constructed, or expanded pipeline could adversely affect our ability to make payments to debt holders or distributions to unitholders.

     We may not be able to obtain financing of any acquisitions, expansions, and new construction on satisfactory terms or at all. Furthermore, any debt we incur may adversely affect our ability to make payments to debt holders or distributions to unitholders.

     We also plan to seek volumes of crude oil or refined products to transport on behalf of shippers other than Valero Energy. However, volumes transported by us for third parties have been very limited historically and because of our lack of geographic relationship or interconnections with other refineries, we may not be able to obtain material third party volumes.

  ANY REDUCTION IN THE CAPACITY OF, OR THE ALLOCATIONS TO, OUR SHIPPERS IN INTERCONNECTING THIRD PARTY PIPELINES COULD CAUSE A REDUCTION OF VOLUMES TRANSPORTED IN OUR PIPELINES AND COULD NEGATIVELY AFFECT OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS OR DISTRIBUTIONS TO UNITHOLDERS.

     Valero Energy and the other shippers in our pipelines are dependent upon connections to third party pipelines both to receive crude oil from the Texas Gulf Coast, the Permian Basin, and other areas and to deliver refined products to outlying market areas in Arizona, the midwestern United States, and the Rocky Mountain region of the United States. Any reduction of capacities in these interconnecting pipelines due to testing, line repair, reduced operating pressures, or other causes could result in reduced volumes transported in our pipelines. Similarly, any reduction in the allocations to our shippers in these interconnecting pipelines because additional shippers begin transporting volumes over the pipelines could also result in reduced volumes transported in our pipelines. Any reduction in volumes transported in our pipelines could adversely affect our revenues and cash flows.

  VALERO ENERGY AND ITS AFFILIATES HAVE CONFLICTS OF INTEREST AND LIMITED FIDUCIARY RESPONSIBILITIES, WHICH MAY PERMIT THEM TO FAVOR THEIR OWN INTERESTS TO THE DETRIMENT OF OUR SECURITY HOLDERS.

     Valero Energy and its affiliates currently have an aggregate 71.58% limited partner interest in us and own and control both Valero L.P.'s general partner and Valero Logistics Operations' general partner. Conflicts of interest may arise between Valero Energy and its affiliates, including the general partners, on the one hand, and us, on the other hand. As a result of these conflicts, the general partners may favor their own interests and the interests of their affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

     - Valero Energy, as the primary shipper in our pipelines, has an economic incentive to seek lower tariff rates for our pipelines and lower terminalling fees;

     - Some officers of Valero Energy, who provide services to us, also devote significant time to the businesses of Valero Energy and are compensated by Valero Energy for the services rendered by them;

     - Neither of the respective partnership agreements nor any other agreement requires Valero Energy to pursue a business strategy that favors us or utilizes our assets, including any increase in refinery production or pursuing or growing markets linked to our assets. Valero Energy's directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of Valero Energy;

     - Valero Energy and its affiliates may engage in limited competition with us;

     - Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced in the Ardmore, McKee, and Three Rivers refineries and is not required to use our pipelines if there is a material change in the market conditions for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries, that has a material adverse effect on Valero Energy;

     - Valero L.P.'s general partner is allowed to take into account the interests of parties other than us, such as Valero Energy, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to the unitholders;

     - Valero L.P.'s general partner may limit its liability and reduce its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. As a result of purchasing common units, holders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law;

     - Valero L.P.'s general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partner interests and reserves, each of which can affect the amount of cash that is paid to our holders of securities;

     - Valero L.P.'s general partner determines which costs incurred by Valero Energy and its affiliates are reimbursable by us;

     - Neither partnership agreement restricts Valero L.P.'s general partner from causing us to pay the general partner or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf;

     - Valero L.P.'s general partner controls the enforcement of obligations owed to us by Valero L.P.'s general partner and its affiliates, including the pipelines and terminals usage agreement with Valero Energy;

     - Valero L.P.'s general partner decides whether to retain separate counsel, accountants, or others to perform services for us; and

     - In some instances, Valero L.P.'s general partner may cause us to borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to hasten the expiration of the subordination period.

     Valero L.P.'s partnership agreement gives the general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. The general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

  OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO BORROW ADDITIONAL FUNDS, MAKE DISTRIBUTIONS TO UNITHOLDERS, OR CAPITALIZE ON BUSINESS OPPORTUNITIES.

     As of March 31, 2002, our total indebtedness was $90.1 million, consisting of approximately $80 million outstanding under our revolving credit facility and $10.1 million of other debt. On May 29, 2002, we borrowed an additional $11 million under our revolving credit facility to pay for the cash purchase price of our acquisition of a 25-mile crude hydrogen pipeline. Our leverage may:

     - adversely affect our ability to finance future operations and capital needs;

     - limit our ability to pursue acquisitions and other business opportunities; and

     - make our results of operations more susceptible to adverse economic or operating conditions.

     We currently make interest payments of approximately $3.4 million on an annualized basis on the amount of debt outstanding, of which approximately $2.6 million are interest payments under our revolving credit facility and the remainder are interest payments on the debt assumed July 1, 2000.

     In addition, we currently have approximately $29.0 million of aggregate unused borrowing capacity under our revolving credit facility. Future borrowings, under our revolving credit facility or otherwise, could result in a significant increase in our leverage.

     The payment of principal and interest on our indebtedness will reduce the cash available for payments to debt holders and distributions to the unitholders. We will not be able to make any distributions to our unitholders if there is or will be an event of default under our debt agreements. Our ability to make principal and interest payments depends on our future performance, which is subject to many factors, several of which are outside our control.

     The revolving credit facility contains restrictive covenants that limit our ability to incur additional debt and to engage in some types of transactions. These limitations could reduce our ability to capitalize on business opportunities that arise. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

     The revolving credit facility contains provisions relating to changes in ownership. If these provisions are triggered, the outstanding debt may become due. If that happens, we may not be able to pay the debt.

Valero L.P.'s general partner and its direct and indirect owners are not prohibited by the partnership agreement from entering into a transaction that would trigger these change-in-ownership provisions.

  THE TRANSPORTATION AND STORAGE OF CRUDE OIL AND REFINED PRODUCTS IS SUBJECT TO FEDERAL AND STATE LAWS RELATING TO ENVIRONMENTAL PROTECTION AND OPERATIONAL SAFETY AND RESULTS IN A RISK THAT CRUDE OIL AND OTHER HYDROCARBONS MAY BE RELEASED INTO THE ENVIRONMENT, POTENTIALLY CAUSING SUBSTANTIAL EXPENDITURES THAT COULD LIMIT OUR ABILITY TO MAKE PAYMENTS TO DEBT HOLDERS AND DISTRIBUTIONS TO UNITHOLDERS.

     Our operations are subject to federal and state laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in pipeline, gathering, storage, and terminalling operations, and we may incur these costs and liabilities in the future.

     Moreover, it is possible that other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us. If we were not able to recover these resulting costs through insurance or increased revenues, cash distributions to unitholders or payments to debt holders could be adversely affected. The transportation and storage of crude oil and refined products results in a risk of a sudden or gradual release of crude oil or refined products into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability for natural resources damages to government agencies, personal injury, or property damages to private parties and significant business interruption.

RISKS INHERENT IN AN INVESTMENT IN VALERO L.P.

  EVEN IF THE UNITHOLDERS ARE DISSATISFIED, THEY CANNOT REMOVE OUR GENERAL PARTNER WITHOUT ITS CONSENT.

     Valero L.P.'s general partner manages our operations. Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business. Unitholders have no right to elect the general partner or the directors of its general partner on an annual or other continuing basis. Furthermore, our general partner and its affiliates own sufficient units to be able to prevent its removal as general partner.

     In addition, the effect of the following provisions of the partnership agreement may be to discourage a person or group from attempting to remove our general partner or otherwise change our management:

     - if the holders of at least 66 2/3% of the units remove Valero L.P.'s general partner without cause and units held by Valero L.P.'s general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and will share distributions with the existing common units pro rata, existing arrearages on the common units will be extinguished, and the common units will no longer be entitled to arrearages if we fail to pay the minimum quarterly distribution in any quarter. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as general partner;

     - any units held by a person that owns 20% or more of any class of units then outstanding, other than Valero L.P.'s general partner and its affiliates, cannot be voted on any matter; and

     - Valero L.P.'s partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

     As a result of these provisions, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

  WE MAY ISSUE ADDITIONAL COMMON UNITS WITHOUT UNITHOLDER APPROVAL, WHICH MAY DILUTE EXISTING UNITHOLDERS' INTERESTS.

     During the subordination period, Valero L.P.'s general partner, without the approval of the unitholders, may cause us to issue common units in a number of circumstances such as the conversion of the general partner interest and the incentive distribution rights as a result of the withdrawal of Valero L.P.'s general partner.

     The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

     - an existing unitholder's proportionate ownership interest in Valero L.P. will decrease;

     - the amount of cash available for distribution on each unit may decrease;

     - since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase;

     - the relative voting strength of each previously outstanding unit may be diminished; and

     - the market price of the common units may decline.

     After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of the unitholders. Valero L.P.'s partnership agreement does not give the unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

  THE GENERAL PARTNER OF VALERO L.P. HAS A LIMITED CALL RIGHT THAT MAY REQUIRE A UNITHOLDER TO SELL ITS COMMON UNITS AT AN UNDESIRABLE TIME OR PRICE.

     If at any time the general partner and its affiliates own 80% or more of the common units, the general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the remaining common units held by unaffiliated persons at a price not less than their then-current market price. As a result, at such time, a unitholder may be required to sell its common units at an undesirable time or price and may therefore not receive any return on the unitholder's investment. A unitholder may also incur a tax liability upon a sale of its units.

  A UNITHOLDER MAY NOT HAVE LIMITED LIABILITY IF A STATE OR COURT FINDS THAT WE ARE NOT IN COMPLIANCE WITH THE APPLICABLE STATUTES OR THAT UNITHOLDER ACTION CONSTITUTES CONTROL OF OUR BUSINESS.

     The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. A unitholder could be held liable in some circumstances for Valero L.P.'s obligations to the same extent as a general partner if a state or a court determined that:

     - Valero L.P. had been conducting business in any state without compliance with the applicable limited partnership statute; or

     - the right or the exercise of the right by the unitholders as a group to remove or replace Valero L.P.'s general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted participation in the "control" of Valero L.P.'s business.

     Valero L.P.'s general partner, under applicable state law, has unlimited liability for the obligations of Valero L.P., for example its debts and environmental liabilities, if any, except for those contractual obligations of Valero L.P. that are expressly made without recourse to the general partner.

     In addition, under some circumstances a unitholder may be liable to Valero L.P. for the amount of a distribution for a period of three years from the date of the distribution.

TAX RISKS

     For a discussion of all of the expected material federal income tax consequences of owning and disposing of common units, please read "Tax Considerations."

  THE IRS COULD TREAT US AS A CORPORATION, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS.

     The federal income tax benefit of an investment in us depends largely on our classification as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us. We have, however, received an opinion of counsel that, based on current law, we have been and will be classified as a partnership for federal income tax purposes. Opinions of counsel are based on specified factual assumptions and are not binding on the IRS or any court.

     If we were classified as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates, currently 35%, distributions would generally be taxed again to you as corporate distributions, and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as an entity, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a substantial reduction in the value of the common units.

     Current law may change so as to cause us to be taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then distributions will be decreased to reflect the impact of that law on us.

  A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY IMPACT THE MARKET FOR COMMON UNITS AND THE COSTS OF ANY CONTEST WILL BE BORNE BY SOME OR ALL OF THE UNITHOLDERS.

     We have not requested any ruling from the IRS with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from counsel's conclusions expressed in this prospectus. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of counsel's conclusions or positions we take. A court may not concur with some or all of our conclusions. Any contest with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the unitholders and the general partner.

  YOU MAY BE REQUIRED TO PAY TAXES ON INCOME FROM US EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS.

     You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions equal to your allocable share of our taxable income or even the tax liability that results from that income. Further, you may incur a tax liability, in excess of the amount of cash you receive, upon the sale of your common units.

  TAX GAIN OR LOSS ON THE DISPOSITION OF COMMON UNITS COULD BE DIFFERENT THAN EXPECTED.

     Upon a sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions from us in excess of the total net taxable income you were allocated for a common unit which decreased your tax basis in the common unit will, in effect, become taxable income if the common unit is sold at a price greater than your tax basis in the common unit, even if the price is less than your original cost. A portion of the amount realized, whether or not representing gain, will likely be ordinary income. Furthermore, should the IRS successfully contest some conventions we use, you could realize more gain on the sale of common units than would be the case under those conventions without the benefit of decreased income in prior years.

  INVESTORS, OTHER THAN INDIVIDUALS WHO ARE U.S. RESIDENTS, MAY HAVE ADVERSE TAX CONSEQUENCES FROM OWNING COMMON UNITS.

     Investment in common units by some tax-exempt entities, regulated investment companies, and foreign persons raises issues unique to these persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, from the ownership of a common unit will be unrelated business income and thus will be taxable to the unitholder. Very little of our income will be qualifying income to a regulated investment company. Distributions to foreign persons will be reduced by withholding taxes. Foreign persons will be required to file federal income tax returns and pay taxes on their share of our taxable income.

  WE HAVE REGISTERED AS A "TAX SHELTER" WITH THE SECRETARY OF THE TREASURY. THIS MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

     We have registered as a "tax shelter" with the Secretary of the Treasury. As a result, we may be audited by the IRS and tax adjustments could be made. The rights of a unitholder owning less than a 1% interest in us to participate in the income tax audit process are very limited. Further, any adjustments in our tax returns will lead to adjustments in your tax returns and may lead to audits of your tax returns and adjustments of items unrelated to us. You would bear the cost of any expenses incurred in connection with an examination of your personal tax return.

  WE TREAT A PURCHASER OF COMMON UNITS AS HAVING THE SAME TAX BENEFITS AS THE SELLER. A SUCCESSFUL IRS CHALLENGE COULD ADVERSELY AFFECT THE VALUE OF THE COMMON UNITS.

     Because we cannot match transferors and transferees of common units, we have adopted certain depreciation conventions that do not conform with all aspects of final Treasury Regulations. A successful IRS challenge to those conventions could adversely affect the amount of tax benefits available to you or could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

  YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES AND RETURN FILING REQUIREMENTS AS A RESULT OF AN INVESTMENT IN COMMON UNITS.

     In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance, or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We own property and conduct business in Texas, Colorado, New Mexico, Kansas, and Oklahoma. Of these states, Colorado, New Mexico, Kansas, and Oklahoma currently impose a personal income tax. It is the responsibility of each unitholder to file all federal, state, and local tax returns that may be required of the unitholder. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes. These general corporate purposes could include, among other things:

     - repayment of debt;

     - working capital;

     - capital expenditures; and

     - future acquisitions, which may consist of acquisitions of discrete assets or businesses.

     The actual application of proceeds from the sale of any particular tranche of securities issued using this prospectus will be described in the applicable prospectus supplement relating to such tranche of securities. The precise amount and timing of the application of these proceeds will depend upon our funding requirements and the availability and cost of other funds.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                  THREE MONTHS
                                             TWELVE MONTHS ENDED DECEMBER 31,        ENDED
                                           ------------------------------------    MARCH 31,
                                           1997    1998    1999    2000   2001        2002
                                           -----   -----   -----   ----   -----   ------------
Ratio of Earnings to Fixed Charges.......  44.1x   59.5x   70.8x   8.7x   11.8x      17.6x

     For purposes of calculating the ratio of earnings to fixed charges:

     - "fixed charges" represent interest expense (including amounts capitalized and amortization of debt costs) and the portion of rental expense representing the interest factor; and

     - "earnings" represent the aggregate of pre-tax income from continuing operations (before adjustment for income from equity investees), fixed charges, amortization of capitalized interest and distributions from equity investees, less capitalized interest.

                          DESCRIPTION OF COMMON UNITS

     References in this "Description of Common Units" to "we," "us" and "our" mean Valero L.P.

NUMBER OF UNITS

     We currently have 9,654,572 common units outstanding, of which 5,230,250 are held by the public and 4,424,322 are held by an affiliate of our general partner. We also have 9,599,322 subordinated units outstanding, all of which are held by an affiliate of our general partner, for which there is no established public trading market. The common units and the subordinated units represent an aggregate 98% limited partner interest and the general partner interests represent an aggregate 2% general partner interest in Valero L.P.

     Under our partnership agreement we may issue, without further unitholder action, an unlimited number of additional limited partner interests and other equity securities with such rights, preferences and privileges as may be established by our general partner in its sole discretion. However, during the subordination period, we may not issue equity securities senior to the common units or an aggregate of more than 4,462,161 common units or other units having rights to distributions or in liquidation ranking on a parity with the common units without the prior approval of at least a majority of the outstanding common units voting as a class and at least a majority of the outstanding subordinated units voting as a class; provided that, we may issue an unlimited number of additional common units or parity securities prior to the end of the subordination period and without unitholder approval for acquisitions which increase cash flow from operations per unit on a pro forma basis.

VOTING

     Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders; provided that, if at any time any person or group, except our general partner, owns beneficially 20% or more of all common units, the common units so owned may not be voted on any matter and may not be considered to be outstanding when sending notices of a meeting of unitholders (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement.

     Holders of subordinated units will sometimes vote as a single class together with the common units and sometimes vote as a class separate from the holders of common units and, as in the case of holders of common units, will have very limited voting rights. During the subordination period, common units and subordinated units each vote separately as a class on the following matters:

     - a sale or exchange of all or substantially all of our assets;

     - the election of a successor general partner in connection with the removal of our general partner;

     - dissolution or reconstitution of Valero L.P.;

     - a merger of Valero L.P.;

     - issuance of limited partner interests in some circumstances; and

     - specified amendments to our partnership agreement, including any amendment that would cause us to be treated as an association taxable as a corporation.

     The subordinated units are not entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

     - a two-thirds vote of all outstanding units voting as a single class; and

     - the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

LISTING

     Our outstanding common units are listed on The New York Stock Exchange under the symbol "VLI". Any additional common units we issue will also be listed on the NYSE.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for the common units is Mellon Investor Services, LLC.

                               CASH DISTRIBUTIONS

     References in this "Cash Distributions" section to "we," "us" and "our" mean Valero L.P.

DISTRIBUTIONS OF AVAILABLE CASH

     General. Within approximately 45 days after the end of each quarter, we will distribute all of our available cash to unitholders of record on the applicable record date and to our general partner.

     Definition of Available Cash. Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

     - less the amount of cash that our general partner determines in its reasonable discretion is necessary or appropriate to:

      - provide for the proper conduct of our business;

      - comply with applicable law, any of our debt instruments, or other agreements; or

      - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

     - plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

     Intent to Distribute the Minimum Quarterly Distribution. We intend to distribute to holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.60 per quarter or $2.40 per year to the extent we have sufficient cash from our operations after the establishment of reserves and the payment of fees and expenses, including payments to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter.

     Event of Default under the Credit Facility. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or if an event of default is existing, under Valero Logistics' revolving credit facility.

     Increase in Quarterly Distribution. On April 19, 2002, we announced an increase in the quarterly distribution from $0.60 per unit to $0.65 per unit for the 2002 first quarter cash distribution, which was paid on May 15, 2002.

OPERATING SURPLUS, CAPITAL SURPLUS AND ADJUSTED OPERATING SURPLUS

     General. All cash distributed to unitholders will be characterized either as operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus.

     Definition of Operating Surplus. For any period, operating surplus generally means:

     - our cash balance on the closing date of our initial public offering; plus

     - $10 million; plus

     - all of our cash receipts since the closing of our initial public offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

     - working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

     - all of our operating expenditures since the closing of our initial public offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures; less

     - the amount of reserves that our general partner deems necessary or advisable to provide funds for future operating expenditures.

     Definition of Capital Surplus. Capital surplus will generally be generated only by:

     - borrowings other than working capital borrowings;

     - sales of debt and equity securities; and

     - sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

     Characterization of Cash Distributions. We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

     Definition of Adjusted Operating Surplus. Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

     Adjusted operating surplus for any period generally means:

     - operating surplus generated with respect to that period; less

     - any net increase in working capital borrowings with respect to that period; less

     - any net reduction in reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

     - any net decrease in working capital borrowings with respect to that period; plus

     - any net increase in reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

SUBORDINATION PERIOD

     General. During the subordination period, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.60 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

     Definition of Subordination Period. The subordination period will extend until the first day of any quarter beginning after March 31, 2006 that each of the following tests are met:

     - distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

     - the adjusted operating surplus generated during each of the three immediately preceding non-overlapping four-quarter periods equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

     - there are no arrearages in payment of the minimum quarterly distribution on the common units.

     Effect of Expiration of the Subordination Period. Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of this removal:

     - the subordination period will end and each subordinated unit will immediately convert into one common unit;

     - any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

     - our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

     - First, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

     - Second, 98% to the common unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distribution Rights" below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION PERIOD

     We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

     - Thereafter, in the manner described in "-- Incentive Distribution Rights" below.

INCENTIVE DISTRIBUTION RIGHTS

     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

     If for any quarter:

     - we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

     - we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

     - First, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to our general partner, until each unitholder receives a total of $0.66 per unit for that quarter (the "first target distribution");

     - Second, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to our general partner, until each unitholder receives a total of $0.90 per unit for that quarter (the "second target distribution"); and

     - Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, and 2% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

     The following table illustrates the percentage allocations of the additional available cash from operating surplus between the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

                                                                  MARGINAL PERCENTAGE INTEREST IN
                                                TOTAL QUARTERLY            DISTRIBUTIONS
                                                 DISTRIBUTION     -------------------------------
TARGET DISTRIBUTION                              TARGET AMOUNT    UNITHOLDERS    GENERAL PARTNER
-------------------                             ---------------   ------------   ----------------
Minimum Quarterly Distribution................         $0.60          98%               2%
First Target Distribution.....................          0.66          90%              10%
Second Target Distribution....................          0.90          75%              25%
Thereafter....................................    above 0.90          50%              50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

     How Distributions from Capital Surplus Will Be Made. We will make distributions of available cash from capital surplus in the following manner:

     - First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to the initial public offering price;

     - Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in the offering, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

     - Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

     Effect of a Distribution from Capital Surplus. The partnership agreement treats a distribution of capital surplus as the repayment of the unit price from our initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the unrecovered initial unit price. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

     Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero and we will make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of the incentive distribution rights and 2% to our general partner.

ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

     In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

     - the minimum quarterly distribution;

     - target distribution levels;

     - unrecovered initial unit price;

     - the number of common units issuable during the subordination period without a unitholder vote; and

     - the number of common units into which a subordinated unit is convertible.

     For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

     In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of their previous levels.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

     The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon the liquidation of Valero L.P., to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon liquidation of Valero L.P. to enable the holder of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

     Manner of Adjustments for Gain. The manner of the adjustment is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

     - First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

     - Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

         (1) the unrecovered initial unit price for that common unit; plus

         (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; plus

         (3) any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

     - Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

         (1) the unrecovered initial unit price on that subordinated unit; and

         (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

     - Fourth, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to our general partner, pro rata, until we allocate under this paragraph an amount per unit equal to:

         (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

         (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 90% to the units, pro rata, and 10% to our general partner, pro rata, for each quarter of our existence;

     - Fifth, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

         (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

         (2) the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to our general partner for each quarter of our existence;

     - Thereafter, 50% to all unitholders, pro rata, 48% to the holders of incentive distribution rights, and 2% to our general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

     Manner of Adjustments for Losses. Upon our liquidation, we will generally allocate any loss to the general partner and the unitholders in the following manner:

     - First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the holders of the subordinated units have been reduced to zero;

     - Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

     - Thereafter, 100% to our general partner.

     If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

     Adjustments to Capital Accounts. We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

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                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth the general terms and provisions that apply to the debt securities. Each prospectus supplement will state the particular terms that will apply to the debt securities included in the supplement.

     The debt securities will be either senior debt securities or subordinated debt securities of Valero Logistics, which does not have any debt securities outstanding at this time. All debt securities will be unsecured. The senior debt securities will have the same rank as all of Valero Logistics' other unsecured and unsubordinated debt. The subordinated debt securities will be subordinated to senior indebtedness as described under "Provisions Only in the Subordinated Indenture -- Subordinated Debt Securities Subordinated to Senior Debt" below.

     If Valero Logistics offers senior debt securities, it will issue them under a senior indenture. If Valero Logistics offers subordinated debt securities, it will issue them under a subordinated indenture. In addition to the following summary, you should refer to the applicable provisions in the senior indenture and the subordinated indenture for more detailed information. Valero Logistics has filed forms of each of the senior indenture and the subordinated indenture as exhibits to the registration statement of which this prospectus is a part.

     Neither indenture limits the aggregate principal amount of debt securities that Valero Logistics may issue under that indenture. The debt securities may be issued in one or more series as Valero Logistics may authorize from time to time.

PARENT GUARANTEE

     Valero Logistics' payment obligations under any series of debt securities will be fully and unconditionally guaranteed by Valero L.P. Valero L.P. will execute a notation of guarantee as further evidence of its guarantee. The applicable prospectus supplement will describe the terms of any guarantee by Valero L.P.

     Pursuant to the parent guarantee, Valero L.P. will guarantee the due and punctual payment of the principal of, and interest and premium, if any, on, the debt securities of a particular series, when the same shall become due, whether by acceleration or otherwise. The parent guarantee will be enforceable against Valero L.P. without any need to first enforce any debt securities against Valero Logistics.

     Valero L.P.'s guarantee of the senior debt securities:

     - will be Valero L.P.'s unsecured and unsubordinated general obligation;
       and

     - will rank on a parity with all of Valero L.P.'s other unsecured and unsubordinated indebtedness.

     If a series of subordinated debt securities is guaranteed by Valero L.P., then the guarantee will be subordinated to the senior debt of Valero L.P. to substantially the same extent as the series of subordinated debt securities is subordinated to the senior debt of Valero Logistics.

SPECIFIC TERMS OF EACH SERIES OF DEBT SECURITIES IN THE PROSPECTUS SUPPLEMENT

     Valero Logistics will prepare a prospectus supplement and a supplemental indenture or authorizing resolutions relating to any series of debt securities being offered, which will include specific terms relating to such debt securities. These terms will include some or all of the following:

     - the form and title of the debt securities;

     - the total principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued;

     - whether the debt securities are senior or subordinated debt securities;

     - the currency or currencies in which principal and interest will be paid, if not U.S. dollars;

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

     - the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

     - any right Valero Logistics may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

     - the dates on which the principal of the debt securities will be payable;

     - the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

     - any conversion or exchange provisions;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate Valero Logistics to repurchase or otherwise redeem the debt securities;

     - any changes to or additional events of default or covenants;

     - the subordination, if any, of the debt securities and any changes to the subordination provisions of the subordinated indenture; and

     - any other terms of the debt securities.

PROVISIONS ONLY IN THE SENIOR INDENTURE

  SUMMARY

     The senior debt securities will rank equally in right of payment with all other senior and unsubordinated debt of Valero Logistics and senior in right of payment to any subordinated debt (including the subordinated debt securities) of Valero Logistics. The senior indenture will contain restrictive covenants, including provisions that:

     - limit the ability of Valero Logistics to put liens on any of its property or assets; and

     - limit the ability of Valero Logistics to sell and lease back its principal assets.

     Subordinated debt securities issued under the subordinated indenture may or may not be subject to similar provisions, as will be specified in the applicable prospectus supplement. Valero Logistics has described below these provisions and some of the defined terms used in them.

  LIMITATION ON LIENS

     The senior indenture will provide that Valero Logistics will not, nor will it permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of its debt or debt of any other person (other than the senior debt securities issued thereunder), without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured.

     This restriction does not apply to:

         1. Permitted Liens, as defined below;

         2. any lien upon any property or assets of Valero Logistics or any subsidiary in existence on the date the senior debt securities of such series are first issued or created pursuant to an "after-acquired property" clause or similar term or provided for pursuant to agreements existing on such date;

         3. any lien upon any property or assets created at the time of acquisition of such property or assets by Valero Logistics or any subsidiary or within one year after such time to secure all

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

            or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

         4. any lien upon any property or assets existing thereon at the time of the acquisition thereof by Valero Logistics or any subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

         5. any lien upon any property or assets of a person existing thereon at the time such person becomes a subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a subsidiary;

         6. any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for any such purpose;

         7. liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which Valero Logistics or the applicable subsidiary has not exhausted its appellate rights;

         8. any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts thereof attaching to or required to be attached to property or assets pursuant to the terms of any mortgage, pledge agreement, security agreement or other similar instrument creating a lien upon such property or assets permitted by clauses (1) through (7) above;

         9. any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any lien, in whole or in part, referred to in clauses (1) through (8), inclusive, above; provided, however, that the principal amount of debt secured thereby shall not exceed the principal amount of debt so secured at the time of such extension, renewal, refinancing, refunding or replacement (plus in each case the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such extension, renewal, refinancing, refunding or replacement); provided, further, however, that such extension, renewal, refinancing, refunding or replacement lien shall be limited to all or a part of the property (including improvements, alterations and repairs on such property) subject to the encumbrance so extended, renewed, refinanced, refunded or replaced (plus improvements, alterations and repairs on such property); or

        10. any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of Valero Logistics or any subsidiary.

     Notwithstanding the foregoing, Valero Logistics may, and may permit any subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure its debt or debt of any person (other than the senior debt securities) that is not excepted by clauses (1) through (10), inclusive, above without securing the senior debt securities issued under the senior indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness, as defined below, from Sale-Leaseback Transactions, as defined below (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

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

     "Permitted Liens" means:

         1. Liens upon rights-of-way for pipeline purposes created by a person other than Valero Logistics;

         2. any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

         3. the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

         4. liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested in good faith at the time by Valero Logistics or any subsidiary;

         5. liens of, or to secure the performance of, leases, other than capital leases;

         6. any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

         7. any lien upon property or assets acquired or sold by Valero Logistics or any subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

         8. any lien incurred in the ordinary course of business in connection with worker's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

         9. any lien in favor of Valero Logistics or any subsidiary;

        10. any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by Valero Logistics or any subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

        11. any lien securing industrial development, pollution control or similar revenue bonds;

        12. any lien securing debt of Valero Logistics or any subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding senior debt securities under the senior indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding senior debt securities under the senior indenture including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by Valero Logistics or any subsidiary in connection therewith;

        13. liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

        14. any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

     "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

     - all current liabilities, excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (B) current maturities of long-term debt, and

     - the value, net of any applicable amortization, of all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets,

all as set forth on the consolidated balance sheet of Valero L.P. for its most recently completed fiscal quarter, prepared in accordance with United States generally accepted accounting principles.

  RESTRICTIONS ON SALE-LEASEBACKS

     The senior indenture will provide that Valero Logistics will not, and will not permit any subsidiary to, engage in the sale or transfer by Valero Logistics or any subsidiary of any property or assets to a person (other than Valero Logistics or a subsidiary) and the taking back by Valero Logistics or any subsidiary, as the case may be, of a lease of such property or assets (a "Sale-Leaseback Transaction"), unless:

         1. the Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

         2. the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

         3. Valero Logistics or such subsidiary would be entitled to incur debt secured by a lien on the property or assets subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities issued under the senior indenture; or

         4. Valero Logistics or such subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of Pari Passu Debt of Valero Logistics, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business of Valero Logistics or its subsidiaries.

     Notwithstanding the foregoing, Valero Logistics may, and may permit any of its subsidiaries to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, above; provided that the Attributable Indebtedness from the Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt other than the senior debt securities secured by liens upon any property or assets of Valero Logistics or its subsidiaries not excepted by clauses (1) through (10), inclusive, of the second paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets.

     "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in the transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that constitute payments for property rights, during the remaining term of the lease included in the Sale-Leaseback Transaction, including any period for which the lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of

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

a penalty or other termination payment, the amount shall be the lesser of the amount determined assuming termination upon the first date the lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under the lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no termination.

     "Pari Passu Debt" means any debt of Valero Logistics, whether outstanding on the date any senior debt securities are issued under the senior indenture or thereafter created, incurred or assumed, unless in the case of any particular debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such debt shall be subordinated in right of payment to the senior debt securities.

PROVISIONS ONLY IN THE SUBORDINATED INDENTURE

  SUBORDINATED DEBT SECURITIES SUBORDINATED TO SENIOR DEBT

     The subordinated debt securities will rank junior in right of payment to all of the Senior Debt of Valero Logistics. "Senior Debt" is generally defined to include all notes or other evidences of indebtedness for money, including guarantees, borrowed by Valero Logistics, that are not expressly subordinate or junior in right of payment to any other indebtedness of Valero Logistics.

  PAYMENT BLOCKAGES

     The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event that Valero Logistics fails to pay when due any amounts on any Senior Debt and in other instances specified in the subordinated indenture.

  NO LIMITATION ON AMOUNT OF SENIOR DEBT

     The subordinated indenture will not limit the amount of Senior Debt that Valero Logistics may incur.

CONSOLIDATION, MERGER OR ASSET SALE

     Pursuant to each of the indentures, Valero Logistics may not consolidate with or merge into any other entity or sell, lease or transfer its properties and assets as, or substantially as, an entirety to, any entity, unless:

     - (a) in the case of a merger, Valero Logistics is the surviving entity, or
       (b) the entity formed by such consolidation or into which Valero Logistics is merged or the entity which acquires by sale or transfer, or which leases, Valero Logistics' properties and assets as, or substantially as, an entirety expressly assumes the due and punctual payment of the principal of and any premium and interest on all the debt securities under the applicable indenture and the performance or observance of every covenant of the applicable indenture on the part of Valero Logistics to be performed or observed and shall have expressly provided for conversion rights in respect of any series of outstanding securities with conversion rights;

     - the surviving entity or successor entity is an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

     - immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing under the applicable indenture; and

     - Valero Logistics has delivered to the trustee under the applicable indenture an officers' certificate and an opinion of counsel regarding compliance with the terms of the applicable indenture.

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

MODIFICATION OF INDENTURES

     Valero Logistics may modify or amend each indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the indenture affected by the modification or amendment consent to it. Without the consent of the holders of each outstanding debt security affected, however, generally no modification may:

     - change the stated maturity of the principal of or any installment of principal of or interest on any debt security;

     - reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security;

     - change the redemption date for any debt security;

     - reduce the principal amount of an original issue discount debt security payable upon acceleration of maturity;

     - change the place of payment where any debt security or any premium or interest on any debt security is payable;

     - change the coin or currency in which any debt security or any premium or interest on any debt security is payable;

     - impair the right to institute suit for the enforcement of any payment on any debt security;

     - modify the provisions of the applicable indenture in a manner adversely affecting any right to convert or exchange any debt security into another security;

     - reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the applicable indenture, to waive compliance with certain provisions of the applicable indenture or to waive certain defaults and their consequences; or

     - modify any of the above provisions.

     Valero Logistics may modify or amend each indenture without the consent of any holders of the debt securities in certain circumstances, including:

     - to provide for the assumption of obligations of Valero Logistics under such indenture and the debt securities issued thereunder by a successor;

     - to provide for the assumption of Valero L.P.'s guarantee under such indenture by a successor;

     - to add covenants and events of default or to surrender any rights Valero Logistics has under such indenture;

     - to secure the senior debt securities as described above under "Provisions Only in the Senior Indenture -- Limitations on Liens;"

     - to make any change that does not adversely affect any outstanding debt securities of a series in any material respect;

     - to supplement such indenture in order to establish a new series of debt securities under such indenture;

     - to provide for successor trustees;

     - to cure any ambiguity, omission, defect or inconsistency;

     - to provide for uncertificated securities in addition to certificated securities;

     - to supplement any provision of such indenture necessary to permit or facilitate the defeasance and discharge of any series of debt securities issued thereunder so long as that action does not adversely affect the interests of the holders of any outstanding debt securities issued thereunder;

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

     - to comply with the rules or regulations of any securities exchange or automated quotation system on which any of the debt securities issued thereunder may be listed or traded; and

     - to qualify such indenture under the Trust Indenture Act.

     The holders of a majority in principal amount of the outstanding debt securities of any series issued under either of the indentures may waive past defaults, with respect to such series, under such indenture. The holders of a majority in principal amount of the outstanding debt securities of all affected series issued under either of the indentures (voting as one class) may waive compliance by Valero Logistics with its covenants with respect to the debt securities of those series. Those holders may not, however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

EVENTS OF DEFAULT AND REMEDIES

     "Event of Default" when used in each indenture, means any of the following with respect to debt securities of any series:

     - failure to pay interest on any debt security of that series for 30 days;

     - failure to pay the principal of or any premium on any debt security of that series when due;

     - failure to perform any other covenant or warranty in such indenture (other than a term, covenant or warranty a default in whose performance or whose breach is elsewhere in this event of default section specifically dealt with or which has expressly been included in the applicable indenture solely for the benefit of a series of debt securities other than that series) that continues for 60 days after written notice is given to Valero Logistics by the trustee or to Valero Logistics and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series, specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" under the applicable indenture;

     - failure to pay any indebtedness of Valero Logistics for borrowed money in excess of $25 million, whether at final maturity (after the expiration of any applicable grace periods) or upon acceleration of the maturity thereof, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice is given to Valero Logistics by the trustee or to Valero Logistics and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of the series, specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" under the applicable indenture;

     - certain events of bankruptcy, insolvency or reorganization of Valero Logistics; or

     - any other Event of Default with respect to debt securities of that series included in such indenture or supplemental indenture.

     The subordination provisions of the subordinated indenture do not affect the obligation of Valero Logistics, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, such subordination provisions do not prevent the occurrence of any default under the subordinated indenture.

     An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under either indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

     If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of (or, if any of the debt securities of that series are original issue discount debt securities, the portion of the principal specified in the terms of those securities), and accrued but unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the declaration. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of all the outstanding notes shall be due and payable immediately without further action or notice.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under either indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

REGISTRATION OF DEBT SECURITIES

     Valero Logistics may issue debt securities of a series in registered, bearer, coupon or global form.

MINIMUM DENOMINATIONS

     Unless the prospectus supplement for each issuance of debt securities states otherwise, the debt securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, the general partner of Valero Logistics and its directors, officers, employees and stockholders (in their capacity as such) will not have any liability for its obligations under the indentures or the debt securities. In addition, Valero GP, LLC, the general partner of Valero L.P.'s general partner, and the directors, officers, employees and members of Valero GP, LLC will not have any liability for Valero L.P.'s obligations as a guarantor under the indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

PAYMENT AND TRANSFER

     Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by Valero Logistics and specified in a prospectus supplement.

     Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by Valero Logistics for such purposes, without the payment of any service charge except for any tax or governmental charge.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Valero Logistics designates. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. Valero Logistics will not charge a service charge for any registration of transfer or exchange of the debt securities. Valero Logistics may, however, require the payment of any tax or other governmental charge payable for that registration.

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

     Valero Logistics will appoint the trustee under each indenture as security registrar for the debt securities issued under that indenture. Valero Logistics is required to maintain an office or agency for transfers and exchanges in each place of payment. Valero Logistics may at any time designate additional transfer agents for any series of debt securities. In the case of any redemption in part, Valero Logistics will not be required

     - to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or

     - to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security Valero Logistics is redeeming in part.

DISCHARGING VALERO LOGISTICS' OBLIGATIONS

     Valero Logistics may choose to either discharge its obligations on the debt securities of any series in a legal defeasance, or to release itself from its covenant restrictions on the debt securities of any series in a covenant defeasance. Valero Logistics may do so at any time on the 91st day after it deposits with the applicable trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date or a redemption date of the debt securities of the series. If Valero Logistics chooses the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the applicable indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

     Valero Logistics may discharge its obligations under the indentures or release itself from covenant restrictions only if it meets certain requirements. Among other things, Valero Logistics must deliver to the trustee an opinion of its legal counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, this opinion must be based on either a ruling received from or published by the IRS or change in federal income tax law. Valero Logistics may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of its agreements. The discharge may not result in Valero Logistics becoming an investment company in violation of the Investment Company Act of 1940.

THE TRUSTEE

  RESIGNATION OR REMOVAL OF TRUSTEE

     Under provisions of the indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture. Valero Logistics may appoint a separate trustee for any series of debt securities. The term "trustee" refers to the trustee appointed with respect to any such series of debt securities. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

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

  LIMITATIONS ON TRUSTEE IF IT IS A CREDITOR OF VALERO LOGISTICS

     There are limitations on the right of the trustee, in the event that it becomes a creditor of Valero Logistics, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

  ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

     The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as such, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

  CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

     Every application by Valero Logistics for action by the trustee shall be accompanied by a certificate of certain of Valero Logistics' officers and an opinion of counsel (who may be Valero Logistics' counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by Valero Logistics.

GOVERNING LAW

     The indentures and the debt securities will be governed by the laws of the State of New York.

                         BOOK ENTRY, DELIVERY AND FORM

     The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

     Unless otherwise stated in any prospectus supplement, The Depository Trust Company (DTC) will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with or on behalf of DTC. This means that Valero Logistics will not issue certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, a broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

     Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

     DTC advises us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provisions of Section 17A of the Exchange Act.

     DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

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

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     Valero Logistics will wire principal and interest payments on the global notes to DTC's nominee. Valero Logistics and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, Valero Logistics, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal or interest on the global notes, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the trustee or Valero Logistics.

     Debt securities represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

     - DTC notifies Valero Logistics that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by Valero Logistics within 90 days; or

     - Valero Logistics determines not to require all of the debt securities of a series to be represented by a global note and notifies the trustee of the decision of Valero Logistics.

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

                               TAX CONSIDERATIONS

     This section is a summary of the material tax considerations that may be relevant to an investment in our securities and, unless otherwise noted in the following discussion, expresses the opinion of Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P., our tax counsel, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to us are references to both Valero L.P. and Valero Logistics.

     No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that you consult, and depend on your own tax advisor in analyzing the federal, state, local and foreign tax consequences to you of an investment in our securities.

     All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of counsel and are based on the accuracy of the representations we make.

     No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, the treatment of us, or an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

     For the reasons described below, counsel has not rendered an opinion with respect to the following specific federal income tax issues:

          1. the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "-- Tax Treatment of Unitholders -- Treatment of Short Sales");

          2. whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read
     "-- Disposition of Common Units -- Allocations Between Transferors and Transferees"); and

          3. whether our method for depreciating Section 743 adjustments is sustainable (please read "-- Disposition of Common Units -- Section 754 Election").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss, and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner are generally not taxable unless the amount of cash distributed to a partner is in excess of the partner's adjusted basis in his partnership interest.

     No ruling has been or will be sought from the IRS with respect to our, or Valero Logistics', classification as a partnership for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code or any other matter affecting us or prospective unitholders. Instead, we have relied on the opinion of counsel that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, each of Valero L.P. and Valero Logistics has been and will continue to be classified as a partnership for federal income tax purposes.

     In rendering its opinion that we have been and will continue to be treated as partnerships for federal income tax purposes, Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P. has relied on the following factual representations and covenants made by us and the general partner:

     - Neither Valero L.P. nor Valero Logistics has elected or will elect to be treated as an association or corporation;

     - Valero L.P. and Valero Logistics have been and will be operated in accordance with all applicable partnership statutes, the applicable partnership agreement and in the manner described in this prospectus; and

     - For each taxable year, more than 90% of our gross income has been and will be derived from the exploration, development, production, processing, refining, transportation, storage or marketing of any mineral or natural resource, including oil, gas, or products thereof which come from either a crude oil refinery or a natural gas processing facility, or other items of income as to which counsel has opined or will opine are "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

     Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception," exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation and marketing of crude oil, natural gas, and products thereof. Other types of qualifying income include interest from other than a financial business, dividends, gains from the sale of real property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 4% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, counsel is of the opinion that at least 90% of our gross income constitutes qualifying income.

     If we fail to meet the qualifying income exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in us. This contribution and liquidation should be tax-free to us and the unitholders so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

     If Valero L.P. or Valero Logistics were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and its net income would be taxed at corporate rates. In addition, any distributions we made to a unitholder would be treated as either taxable dividend income, to the extent of Valero L.P.'s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in the common units is reduced to zero. Accordingly, treatment of either Valero L.P. or Valero Logistics as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

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

     The discussion below is based on Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P.'s opinion that we will be classified as a partnership for federal income tax purposes.

TAX TREATMENT OF UNITHOLDERS

     Limited Partner Status. Unitholders who have become limited partners of Valero L.P. will be treated as partners of Valero L.P. for federal income tax purposes. Assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will also be treated as partners of Valero L.P. for federal income tax purposes. Because there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, counsel's opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

     A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to these common units for federal income tax purposes. Please read "-- Treatment of Short Sales."

     Income, gain, deductions, or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners of Valero L.P. for federal income tax purposes.

     Flow-Through of Taxable Income. We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his allocable share of our income, gains, losses, and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, a unitholder may be allocated a share of our income even if he has not received a cash distribution. Each unitholder must include in income his allocable share of our income, gain, loss, and deduction for our taxable year ending with or within his taxable year.

     Treatment of Distributions. Our distributions to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "-- Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years that are equal to the amount of that shortfall.

     A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if that distribution reduces the unitholder's share of our "unrealized receivables", including depreciation recapture, and/or substantially appreciated "inventory items", both as defined in Section 751 of the Internal Revenue Code, and collectively, "Section 751 assets." To that extent, a unitholder will be treated as having been distributed his proportionate share of the Section 751 assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Internal Revenue

Code. That income will equal the excess of the non-pro rata portion of that distribution over the unitholder's tax basis for the share of the Section 751 assets deemed relinquished in the exchange.

     Tax Rates. In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual is generally 20% if the asset was held for more than 12 months at the time of disposition.

     Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, deduction or loss for purposes of the alternative minimum tax. The minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their own tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

     Basis of Common Units. A unitholder will have an initial tax basis for his common units equal to the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decrease in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A limited partner will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

     Limitations on Deductibility of Our Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder that is subject to the "at-risk" rules, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

     In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder, or can look only to the common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

     The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

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

     A unitholder's share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

     Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." The IRS has announced that Treasury Regulations will be issued that characterize net passive income from a publicly-traded partnership as investment income for this purpose. In addition, the unitholder's share of our portfolio income will be treated as investment income. Investment interest expense includes:

     - interest on indebtedness properly allocable to property held for investment;

     - our interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

     Allocation of Income, Gain, Loss, and Deduction. In general, if we have a net profit, our items of income, gain, loss, and deduction are allocated among the general partner and the unitholders in accordance with their particular percentage interests in us. At any time that distributions are made to the common units and not to the subordinated units, or that incentive distributions are made to the general partner, gross income is allocated to the recipients to the extent of these distributions. If we have a net loss, the amount of that loss will be allocated first, to the general partner and the unitholders in accordance with their particular percentage interests in us to the extent of their positive capital accounts as maintained under the partnership agreement, and, second, to the general partner.

     Specified items of our income, deduction, gain, and loss are allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and affiliates of the general partner, and to account for the differences between the fair market value of our assets and their carrying value on our books at the time of any offering made pursuant to this prospectus, referred to in this discussion as "contributed property." The effect of these allocations to a unitholder purchasing common units pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase. In addition, specified items of recapture income are allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     An allocation of items of our income, gain, loss, or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of contributed property, and "tax" capital account, credited with the tax basis of contributed property, will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in us, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to us, the interests of the partners in economic profits and losses, the interests of the partners in cash flow and other nonliquidating distributions, and rights of the partners to distributions of capital upon liquidation.

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

     Counsel is of the opinion that, with the exception of the issues described in "-- Disposition of Common Units -- Section 754 Election" and "-- Disposition of Common Units -- Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction.

     Entity-Level Collections. If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or any general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner could file a claim for credit or refund.

     Treatment of Short Sales. A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, he would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

     - any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder;

     - any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

     - all of these distributions would appear to be treated as ordinary income.

     Counsel has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read
"-- Disposition of Common Units -- Recognition of Gain or Loss."

TAX TREATMENT OF OPERATIONS

     Accounting Method and Taxable Year. We currently use the year ending December 31 as our taxable year and we have adopted the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his allocable share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his allocable share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read
"-- Disposition of Common Units -- Allocations Between Transferors and Transferees."

     Tax Basis, Depreciation, and Amortization. The adjusted tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by the contributing partners and other unitholders at that time. Please read "-- Tax Treatment of Unitholders -- Allocation of Income, Gain, Loss and Deduction."

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     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We will not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

     If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property we own may be required to recapture those deductions as ordinary income upon a sale of his interest in us. Please read "-- Tax Treatment of Unitholders -- Allocation of Income, Gain, Loss and Deduction" and
"-- Disposition of Common Units -- Recognition of Gain or Loss."

     Costs incurred in our organization are being amortized over a period of 60 months. The costs incurred in promoting the issuance of common units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. The underwriting discounts and commissions we incur are treated as syndication costs.

     Uniformity of Units. Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of the common units to a purchaser of these common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read "-- Disposition of Common Units -- Section 754 Election."

     Consistent with the regulations under Section 743 of the Internal Revenue Code, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we apply rules described in the regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization convention under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any common units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this type of challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of common units might be increased without the benefit of additional deductions. Please read "-- Disposition of Common Units -- Recognition of Gain or Loss."

     Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values,

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and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss, or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years.

DISPOSITION OF COMMON UNITS

     Recognition of Gain or Loss. A unitholder will recognize gain or loss on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

     Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price is less than his original cost.

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a common unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of the common unit and may be recognized even if there is a net taxable loss realized on the sale of the common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. On the other hand, a selling unitholder who can identify common units transferred with an ascertainable holding period may elect to use the actual holding period of the common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units.

     Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or a related person enters into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership

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interest or substantially similar property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

     Allocations Between Transferors and Transferees. In general, our taxable income and losses are determined annually, are prorated on a monthly basis and are subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the NYSE on the first business day of the month (the "allocation date"). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

     The use of this method may not be permitted under existing Treasury Regulations. Accordingly, counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among partners whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

     A unitholder who owns common units at any time during a quarter and who disposes of these common units prior to the record date set for a cash distribution with respect to that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

     Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other partners. For purposes of this discussion, a partner's inside basis in our assets will be considered to have two components, (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

     Treasury Regulations under Section 743 of the Internal Revenue Code require a partnership that adopts the remedial allocation method (which we have done) to depreciate a portion of the Section 743(b) adjustment attributable to recovery property over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, we have adopted a convention to preserve the uniformity of common units even if that convention is not consistent with these Treasury Regulations. Please read
"-- Tax Treatment of Operations -- Uniformity of Units."

     Although Andrews & Kurth, May, Day, Caldwell & Keeton L.L.P. is unable to opine as to the validity of this method because there is no clear authority on this issue, we intend to depreciate or amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized Section 704(c) built-in gain, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Section 704(c) built-in gain, we will apply the rules

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described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization convention under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to specified unitholders. Please read "-- Tax Treatment of Operations -- Uniformity of Units."

     A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have a higher tax basis in his share of our assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than those common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or adversely by the election.

     The calculations involved in the Section 754 election are complex, and we will make them on the basis of assumptions as to the value of our assets and other matters. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

     Notification Requirements. A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferee of a common unit will be required to furnish a statement to the IRS, filed with its income tax return for the taxable year in which the sale or exchange occurred, that describes the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

     Constructive Termination. We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination will cause a termination of Valero Logistics. Our termination would result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

TAX-EXEMPT ORGANIZATIONS AND OTHER INVESTORS

     Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons, and regulated investment companies raises issues unique to those investors and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable

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income. Virtually all of our taxable income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that unitholder.

     A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

     Non-resident aliens and foreign corporations, trusts, or estates that own common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence they will be required to file federal tax returns for their share of our income, gain, loss, or deduction and pay federal income tax at regular rates on any net income or gain.

     Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to these partners. However, under rules applicable to publicly-traded partnerships, we will withhold taxes on actual cash distributions made quarterly to foreign unitholders at the highest marginal rate applicable to individuals at the time of the distribution. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

     Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of that common unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the disposition of a common unit if that foreign unitholder has owned 5% or less in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

     Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes each unitholder's share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will generally not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder's share of income, gain, loss and deduction. Any of those conventions may not yield a result that conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. The IRS may successfully contend in court that those accounting and reporting conventions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

     The IRS may audit our federal income tax information returns. Adjustments resulting from an audit of this kind may require each unitholder to adjust a prior year's tax liability, and possibly may result in an

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

audit of that unitholder's own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code provides for one partner to be designated as the "tax matters partner" for these purposes. Our partnership agreement appoints the general partner as the tax matters partner of Valero L.P.

     The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

     A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

     Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

          (b) whether the beneficial owner is

             (1) a person that is not a United States person,

             (2) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of common units held, acquired or transferred for the beneficial owner; and

          (d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

     Registration as a Tax Shelter. The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be subject to the registration requirement on the basis that we do not constitute a tax shelter, we have registered as a tax shelter with the Secretary of the Treasury in light of the substantial penalties which might be imposed if registration is required and not undertaken.

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     OUR TAX SHELTER REGISTRATION NUMBER IS 00294000008. ISSUANCE OF THIS
REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN US OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS.

     A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a common unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

     Accuracy-related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

          (1) for which there is, or was, "substantial authority"; or

          (2) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

     More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL, AND OTHER TAX CONSIDERATIONS

     In addition to federal income taxes, a unitholder will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance, or intangible taxes that may be imposed by the various jurisdictions in which he resides or in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We own assets or do business in Texas, Colorado, New Mexico, Kansas, and Oklahoma. Of these states, Colorado, New Mexico, Kansas, and Oklahoma currently impose a personal income tax. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally

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

does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "-- Tax Treatment of Unitholders -- Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

     It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as United States federal tax returns that may be required of him. Counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

TAX CONSEQUENCES OF OWNERSHIP OF DEBT SECURITIES

     A description of the material federal income tax consequences of the ownership and disposition of debt securities will be included in the prospectus supplement relating to the offering of debt securities.

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

                   INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

     An investment in Valero L.P. by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

          (a) whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

          (b) whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

          (c) whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

     The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in Valero L.P. is authorized by the appropriate governing instrument and is a proper investment for the plan.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

     In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in Valero L.P., be deemed to own an undivided interest in the assets of Valero L.P., with the result that the general partner would also be a fiduciary of the plan and the operations of Valero L.P. would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

     The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things,

          (a) the equity interests acquired by employee benefit plans are publicly offered securities -- i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws,

          (b) the entity is an "operating company," -- i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries, or

          (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by our general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

     Valero L.P.'s assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) above.

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

     Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered hereby:

     - directly to purchasers,

     - through agents,

     - through underwriters or dealers, or

     - pursuant to delayed delivery contracts or forward contracts.

     We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

     If any underwriters are utilized in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. The names of these underwriters and the terms of the transaction will be set forth in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.

     If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. Dealers may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for, us in the ordinary course of business.

     Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

     The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

                           VALIDITY OF THE SECURITIES

     The validity of the securities and certain federal income tax matters related to the securities will be passed upon by Andrews & Kurth Mayor, Day, Caldwell & Keeton L.L.P., Houston, Texas. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

                                    EXPERTS

     The financial statements of:

     - Valero L.P., formerly Shamrock Logistics, L.P. and Valero Logistics Operations, L.P., formerly Shamrock Logistics Operations, L.P. (successor to the Ultramar Diamond Shamrock Logistics Business), (collectively, the Partnerships) as of December 31, 2001 and 2000 (successor), and for the year ended December 31, 2001 and the six months ended December 31, 2000 (successor) and for the six months ended June 30, 2000 and the year ended December 31, 1999 (predecessor) included in Valero L.P.'s Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated by reference in this prospectus and elsewhere in the registration statement;

     - Wichita Falls Crude Oil Pipeline and Storage Business as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001 included in Valero L.P.'s Current Report on Form 8-K/A filed April 16, 2002, and incorporated by reference in this prospectus and elsewhere in the registration statement; and

     - Valero L.P., formerly Shamrock Logistics, L.P. and Valero Logistics Operations, L.P., formerly Shamrock Logistics Operations, L.P. (successor to the Ultramar Diamond Shamrock Logistics Business), (collectively, the Partnerships) as of December 31, 2001 (restated) and 2000 (successor), and for the year ended December 31, 2001 and the six months ended December 31, 2000 (successor) and for the six months ended June 30, 2000 and the year ended December 31, 1999 (predecessor) included in Valero L.P.'s Current Report on Form 8-K filed May 16, 2002, and incorporated by reference in this prospectus and elsewhere in the registration statement;

have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                    CHANGE IN INDEPENDENT PUBLIC ACCOUNTANTS

     On March 22, 2002, upon the recommendation of the audit committee, the board of directors approved the dismissal of Arthur Andersen LLP (Arthur Andersen) as Valero L.P.'s independent public accountants and the selection of Ernst & Young LLP (Ernst & Young) as Valero L.P.'s new independent public accountants to audit the consolidated financial statements of Valero L.P. for the year ending December 31, 2002. This change became effective upon the completion by Arthur Andersen of its audits of the financial statements of the Wichita Falls Crude Oil Pipeline and Storage Business, which were filed on Form 8-K/A on April 16, 2002. It should be noted that Arthur Andersen has not audited, or performed a review in accordance with standards established by the American Institute of Certified Public Accountants of, any financial statements of Valero L.P. as of any date or for any period subsequent to December 31, 2001.

                                (VALERO LP LOGO)

                             1,075,000 COMMON UNITS

                     REPRESENTING LIMITED PARTNER INTERESTS

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                                 AUGUST 5, 2003

                          ----------------------------

                                LEHMAN BROTHERS